
03019644


RECD S.E.C.
APR 7 2003
1086
0-29723 ARIS
P.E
12-31-02
Digitas Inc


PROCESSED
APR 09 2003
THOMSON
FINANCIAL

Dear Digitas Stockholder,

Digitas gets stronger every year. In 2002 the company saw a stronger balance sheet and stronger income statement, the direct consequence of measurable strengthening of the quality of our work and the scope of our capabilities, which in turn strengthened the depth and breadth of our client relationships. This was no small accomplishment given the political and economic uncertainty that persisted throughout the year.

Digitas' strength derives from a few principles that have shaped our business for 23 years. These principles both anchor and propel us. They, along with our people, are our greatest asset.

We are one with the client. We want for our clients what they want for themselves: Growth from the most profitable customer relationships in their industries. We have a practical vision for how they can build those relationships, and we back that vision with feasible action steps. This has led to a track record of impressive client results and strong levels of mutual trust and respect. As a result, Digitas clients tend to remain clients over decades, through good times and bad. As Customer Relationship Management (CRM) technology becomes more accessible, and as new channels continue to expand, our clients continue to shift their spend toward Digitas' model of relationship marketing, and away from mass marketing. Which is why, even in this difficult environment, we gained share of the marketing budgets at most of our clients.

We do our best and then get better. We measure what we do and are accountable to our clients and ourselves for increases in the scale, impact, and productivity of our services. Because we can prove our results, clients can invest in Digitas' programs with greater certainty and confidence, and it is this confidence that has led to growth in revenue and relationships. And since measurement makes accomplishment a moving target, we continue to raise the standards for our performance —proving again and again the value of Digitas.

We influence and inspire one another. Experts in each of our core services—Customer Relationship Strategy, Marketing Agency Services, and Marketing Infrastructure—work in partnership. Our clients benefit from this healthy integration of talent. It inspires all of us to keep stretching for the possibilities, while giving clients access to the full range of skills and experience necessary to connect the many pieces that make relationship marketing truly effective.

Our principles were sorely tested in 2001, and again in 2002. And they held. We sustained our great client relationships. We added six new clients in 2002: Celebrity Cruises, Grainger, Network Solutions, OnStar, Royal Bank of Scotland, and Six Continents. In a contracting marketplace, we increased market share and showed year-over-year revenue growth of 6% in the second half of the year. We returned to good profitability levels, with EBITDA margins of 13.5% for the year (excluding restructuring charges), and generated $22.4 million in cash.

The year 2003 is likely to be challenging—both for the economy and for our clients. True to our principles, we have embraced these challenges and are committed to producing the results our clients need and want, constantly increasing the expertise of our people, and sustaining our leadership in relationship marketing. This will allow us to meet our commitment to our shareholders for continued revenue growth, margin expansion, and positive cash flow.

As I look ahead, the political and economic situation remains uncertain. But of this I am sure: **Digitas will continue to be a leader.** We are strong, and we have the people, the processes, and the principles in place to keep getting stronger.

With confidence and enthusiasm for the year ahead,

David W. Kenny
Chairman and Chief Executive Officer

We help our Clients Attract Retain and Grow the most


Allstate.
You're in good hands.

SINCE 2000


AMERICAN
CENTURY.

SINCE 1997


AEP
AMERICAN ELECTRIC POWER

SINCE 1999


AMERICAN EXPRESS

SINCE 1981


AT&T

SINCE 1984


AT&T Wireless

SINCE 1997


Bank of America

SINCE 2001


BARNES & NOBLE
BOOKSELLERS

SINCE 2001


Bayer

SINCE 2001


BEST BUY

SINCE 2001


Celebrity X Cruises

SINCE 2002

charles SCHWAB

SINCE 1998


D&B

SINCE 2001


Delta

SINCE 1999


ERICSSON

SINCE 2001


FedEx
Corporation

SINCE 1993


GM

SINCE 1996


The
Gillette
Company

SINCE 1996

profitable customer relationships in their industries.

THE GLENLIVET
Single Malt Scotch Whisky

SINCE 1994

GRAINGER

SINCE 2002

ING

SINCE 2001

L.L.Bean

SINCE 1992

Microsoft

SINCE 2001

MILLENNIUM

SINCE 2001

Morgan Stanley

SINCE 1999

Network Solutions
a VeriSign company

SINCE 2002

The New York Times

SINCE 2001


OnStar

SINCE 2002

The Royal Bank of Scotland

SINCE 2002


SAAB

SINCE 2000


SIX CONTINENTS

SINCE 2002

SONY

SINCE 2001

terra lycos

SINCE 2000


USAFunds

SINCE 2000

Wolters Kluwer
Legal, Tax & Business North America

SINCE 2000



Customer Relationship Strategy

Marketing Agency Services

Marketing Infrastructure

Marketing comes with greater possibilities, and greater responsibilities, than ever before. We're now expected to communicate with individual customers as if they were longtime friends—not just once, but over the course of their lifetimes. Getting the nuances of those conversations right requires the integration of skills that, until now, could rarely be found under one roof.

Our clients need strategies to extend their brands into new markets; analysis to determine where and on which customers to spend for the highest return; creative that breaks through and speaks to customers' hearts as well as to their heads; operations to coordinate delivery of messages across every channel; and technology solutions to make it all work seamlessly.

We engage customers for their lifetimes, but our clients can't wait that long for results. Our integrated teams influence, challenge, and inspire each other—and our clients—to develop big, transformative programs practical enough to generate Return on Investment (ROI) now. Then we follow our mantra of "Test and Learn," constantly pushing ourselves to improve even the most successful programs.

Three services. Infinite possibilities.

Customer Relationship Strategy

Marketing Agency Services

Marketing Infrastructure

Customer Relationship Strategy

Customer Value Discovery. Using analytic techniques to mine your databases and identify the most valuable customers.



INVEST IN CRM TO GENERATE LONG-TERM CUSTOMER VALUE, BUT NOT AT THE EXPENSE OF ROI NOW.

We analyze your customer base to find hidden pockets of value, and then design targeted customer experiences across every conceivable channel to unlock that value now. The CRM roadmaps we develop show how to spend wisely, scaling both program and infrastructure investments to build momentum while generating immediate return. In-market customer response, not "strategy studies," determines the recommendations we make for the best possible investment and communication mix. Ongoing testing measures the

Brand Strategy. Creating experiences with the rational and emotional strength to build brand value.



sales force access

Roadmap Development. Mapping phases for investments and process changes that prove their value along the way.

MARKETING STRATEGY

Segmentation Strategy. Refining segmentation to target customer groups of highest value.



Customer Experience Design. Designing experiences that have the highest impact across every touch point.



Partnership and Alternative Channels. Inventing channels where none exist, or building partnerships that take advantage of channels that do exist.



Delta
SkyMiles
3737 321345 61008
J B ATKINS

effectiveness of what we do and captures feedback on how we can do it better. It's this unique combination of top-down analysis of the economic opportunities and bottom-up customer and data insights that makes it possible for us to give clients precisely what they need: initiatives that immediately improve in-market performance while also supporting long-term strategies for increasing customer profitability.



Test and Learn Enablement. Using strategic testing agendas, labs, and test environments to improve marketing productivity.



Measurement Dashboards. Building scorecards, dashboards, measurement strategies, and management systems that facilitate daily readouts, optimization, and annual budget allocations.



Channel and Budget Optimization. Balancing direct, digital, and mass channel investments to increase productivity.

INVESTMENT PRODUCTIVITY

Marketing Agency Services



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GMC

Acquisition and Winback. Driving sales by engaging customers and convincing them to buy at every point of consideration.

IT'S NOT ABOUT CUSTOMER LOYALTY TO A BRAND. IT'S ABOUT A BRAND'S LOYALTY TO ITS CUSTOMERS. Customers don't make decisions based on what you tell them about yourself. They make decisions based on how you make them **feel** about themselves. That's why it's important to have a strategic partner with the creative firepower to deliver a rational message in a way that resonates emotionally. The key to success is relevance. By combining customer data sets in new ways, we get a better understanding of



FedEx

Printer and Mail Shop Operations. Producing and selling more direct mail, at lower cost—26 million times last year alone.



Media Operations. Creating, negotiating, and managing a media approach to get greater value out of every placement.



Venus

Event Operations. Extending the impact of a brand by bringing it right to the customer.

MARKETING PROGRAMS AND CREATIVE DEVELOPMENT

Loyalty and Retention. Helping your most valuable customers feel valued, through gestures big and small.


SkyMiles
PLATINUM

Stimulation and Cross-Sell/Up-Sell. Connecting with customers in a personal way by asking: "How can I help you?" rather than "What more can I sell you?"


BEST BUY

Customer Care. Making it easy for customers to handle their own needs lowers service costs and raises brand perception.



customer needs, attitudes, and behaviors. This, along with primary research, tells us which channels customers use to fulfill their needs, and what decisions they make as they buy. With these insights, we design programs that are delivered to the right customers at the right time in the right place. By maintaining a steadfast focus on meeting customer needs, we've been able to dramatically improve the way many of the world's leading brands attract, retain, and grow profitable customer relationships.





Web Operations. Putting processes in place to deliver relevant content at the exact point of customer need.



E-mail Operations. Linking invitations to buy to customers' interests makes it easy to make the next sale.


1 800 NY TIMES

Call-Center Operations. Creating the processes, infrastructure, and scripts that let customer reps deliver personalized service and make a genuine connection with callers.

CHANNEL OPERATIONS AND MANAGEMENT

Marketing Infrastructure

Campaign Management. Adding channels, segments, other marketing campaigns, and tests, while continually improving efficiencies.

IF YOUR PROGRAM COSTS AREN'T GOING DOWN WHILE YOUR PROGRAM REVENUES ARE GOING UP, THERE'S SOMETHING WRONG WITH YOUR PROCESS. These days, attempting to have meaningful conversations with customers is nothing short of heroic. Anything close to a personal exchange requires an ability to send multiple messages, multiple times, through an array of channels expanding daily. There are technology solutions capable of handling the speed and complexity the job requires, but figuring out which ones offer the most value can be daunting—especially since the options available are expanding as fast as the channels. It's enough to make one yearn for the days of drum beats and smoke signals. We've got the experience to know precisely which solutions will have the greatest impact. Whether implementing



Customer Databases. Transforming zeros and ones into dollars and sense.

Analytic Infrastructure. Building the capability to manipulate customer data in original ways to yield surprising insights.



Program Management Office (PMO services). Managing all aspects of initiatives to mitigate risks, coordinate dependencies, and produce considerable in-market impact.


jan
feb
mar
apr
may
june
july
aug

new systems or making existing ones instantly more productive, we always begin with in-market pilots to validate the benefits of our approach, and continue testing to find ways to produce ever greater results. Before you know it, you've got automated systems that make it easy to speak to each of your customers, and easier still for them to respond to what you've got to say.


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Internet Solutions. Bringing together the interface, content, and technologies to make it easy for customers to be your customers.



Content Management. Using content management to personalize the customer experience and, from that, increase ROI.

Financial Information
Table of Contents



The following table sets forth selected financial data and other operating information of Digitas. The selected statement of operations and balance sheet data for 2002, 2001, 2000, 1999, and 1998 as set forth below is derived from the audited financial statements of Digitas. The information is only a summary and you should read it in conjunction with Digitas' audited financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenue:					
Fee revenue	$203,931	$235,514	$288,154	$187,007	$122,309
Pass-through revenue	117,093	99,781	126,590	101,480	48,396
Total revenue	321,024	335,295	414,744	288,487	170,705
Operating expenses:					
Professional services costs	120,430	157,694	158,607	102,247	65,696
Pass-through expenses	117,093	99,781	126,590	101,480	48,396
Selling, general and administrative expenses	67,748	95,545	99,366	67,048	48,485
Stock-based compensation	8,447	10,147	14,796	10,743	25,820
Amortization of intangible assets	706	25,238	36,687	36,688	-
Restructuring expenses	47,114	41,888	-	-	-
Total operating expenses	361,538	430,293	436,046	318,206	188,397
Loss from operations	(40,514)	(94,998)	(21,302)	(29,719)	(17,692)
Other income (expense), net	414	1,058	1,345	(7,281)	(2,698)
Benefit from (provision for) income taxes	(200)	(148)	(1,616)	(567)	1,439
Net loss from continuing operations	(40,300)	(94,088)	(21,573)	(37,567)	(18,951)
Extraordinary loss	-	-	(1,653)	-	-
Net loss	$(40,300)	$(94,088)	$(23,226)	$(37,567)	$(18,951)
Net loss per share – basic and diluted					
Net loss from continuing operations	$(0.65)	$(1.58)	$(0.38)	$(0.74)	N/A
Extraordinary loss	-	-	(0.03)	-	N/A
Net loss	$(0.65)	$(1.58)	$(0.41)	$(0.74)	N/A
Weighted average shares outstanding					
Basic and diluted	62,354	59,514	56,230	50,703	N/A

	As of December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
BALANCE SHEET DATA:					
Cash and cash equivalents	$68,827	$46,473	$49,857	$441	$37
Total assets	259,249	251,580	331,755	252,889	62,270
Total long-term debt, less current portion	563	1,096	1,947	62,878	1,749
Total liabilities	119,165	81,694	82,298	133,053	90,030
Shareholders' equity (deficit)	140,084	169,886	249,457	119,836	(27,760)

Certain previously reported amounts have been reclassified to conform to the current year presentation.



You should read the following discussion together with the financial statements and related notes appearing elsewhere in this report. This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements.

Overview

In 1980, Bronner Slosberg Humphrey Co. ("BSH") was formed to provide direct marketing and promotion services. In 1995, Strategic Interactive Group ("SIG"), an Internet professional services firm, was formed to provide end-to-end Internet business solutions to corporate clients. Between 1995 and 1998, SIG and BSH operated as two separate entities under common control. Effective January 1, 1999, the two entities were merged into a single entity under the BSH name following a recapitalization by a private equity investor and several existing shareholders. BSH served as the ultimate parent of Digitas LLC, a Delaware limited liability company that holds all business operations. The purpose of the recapitalization was to combine the entities, realign the ownership of the combined entities with those senior employees who would most actively lead our future growth, establish an equity-based incentive program to motivate current and future employees and enhance our ability to make strategic investments in our people and services. On December 22, 1999, Digitas Inc., a Delaware corporation, was formed to ultimately hold the interests of BSH including Digitas LLC. Effective December 31, 2001, BSH was merged into a newly formed Massachusetts corporation Bronner Slosberg Humphrey Inc. The terms "Company" and "Digitas" refer to Digitas LLC prior to December 22, 1999 and to Digitas Inc. thereafter.

Business Operations

Digitas is a relationship marketing services provider offering strategy consulting, marketing agency, and marketing technology infrastructure services. We help our clients attract, retain and grow profitable customer relationships.

Our revenue is generated from providing professional services to our clients. We expect that our revenue will continue to be driven primarily by the number and scope of our client engagements. We focus on large-scale, long-term, strategic relationships with a select group of blue-chip clients. We attempt to limit our concentration of credit risk by securing clients with significant assets or liquidity. While we often enter into written agreements with our clients, such contracts are typically terminable upon 30 to 90 days notice. Of our total 2002 fee revenue, General Motors accounted for approximately 23%, American Express accounted for approximately 18%, and AT&T accounted for approximately 12%. We believe a loss of any one of these significant clients or any significant reduction in the use of our services by a major client could have a material adverse effect on our business, financial condition and results of operations. Our top ten clients accounted for approximately 78% of our 2002 fee revenue.



Historically, we have offered our services to clients primarily on a time and materials basis. As our client relationships have grown, we have increasingly entered into broad contracts under which we deliver our services based on mutually agreed upon scopes of work. These contracts generally include estimates on total fees that clients will be charged for the year. Additionally, some of our contracts include a discretionary bonus provision whereby we earn additional compensation based on our performance as evaluated by our clients. We are typically informed of bonus revenue in the first and second quarter of the fiscal year. Most of our contracts allow us to invoice our clients on a pro-rata basis for our services.

Professional services costs consist of professional salaries, payroll taxes and benefits for our professional staff plus other non-reimbursable costs directly attributable to servicing our clients. In addition to the compensation of employees engaged in the delivery of professional services, professional salaries include compensation for selling and management by our senior account managers and certain executives.

Selling, general and administrative expenses consist primarily of administrative and executive compensation, professional fees, non-client related travel expenses, rent and office expenses.

Stock-based compensation consists primarily of non-cash compensation arising from stock options granted to employees at exercise prices below the estimated fair value of the underlying common stock. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair value subsequent to the initial public offering in March 2000.

In connection with the recapitalization in January 1999, we recorded $198.9 million of goodwill and other intangible assets. This amount, which represented the excess of purchase price over net assets acquired, consisted of goodwill, favorable lease and assembled workforce. Assembled workforce was fully amortized as of December 31, 2000; accordingly, the cost and related accumulated amortization were written off. The favorable lease is being amortized over six years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 142 were applied to all goodwill and other intangible assets recognized in the financial statements at that date.

Restructuring expenses represent charges taken to better align our cost structure with changing market conditions and decreased demand for our services and to better approximate remaining real estate obligations related to our prior restructuring estimates. Restructuring expenses include severance related to workforce reductions and related expenses and the consolidation of facilities. Costs for the consolidation of facilities are comprised of future obligations under the terms of the leases for identified excess space and asset impairment charges for fixed assets related to these spaces, less anticipated income from subleasing activities.



Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We review and update these estimates, including those related to revenue recognition, the allowance for doubtful accounts, goodwill, stock-based compensation and restructuring, on an ongoing basis. We base our estimates on historical experience, and on various other assumptions that are believed to be reasonable under the circumstances. Among other things, these estimates form the basis for judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue pursuant to time and materials contracts is recognized as services are provided. Revenue from fixed-price contracts is recognized using the percentage of completion method based on the ratio of costs incurred to the total estimated project costs. Project costs are based on the direct salary and associated fringe benefits of the consultants on the engagement plus all direct expenses incurred to complete the engagement that are not reimbursed by the client. The percentage of completion method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and deliverables set in the contract. Our financial management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, financial management is updated on the budgeted costs and required resources to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. Favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profit. If a contract was anticipated to result in a loss, provisions for the estimated loss on the contract would be made in the period in which the loss first becomes probable and reasonably estimable. Certain contracts contain provisions for performance incentives. Such contingent revenue is recognized in the period in which the contingency is resolved. We recognize revenue for services only in those situations where collection from the client is reasonably assured. Our client relationship managers and finance personnel monitor timely payments from our clients and assess any collection issues. Unbilled accounts receivable on contracts is comprised of costs incurred plus estimated earnings from revenue earned in advance of billings under the contract. Advance payments are recorded as billings in excess of cost and estimated earnings on uncompleted contracts until the services are provided. Included in accounts receivable and unbilled accounts receivable are reimbursable costs.



We incur significant reimbursable costs, such as payments to vendors for media and production services and postage and travel-related expenses, on behalf of our clients. In accordance with the client agreements, there is no markup on reimbursable costs and the client's approval is required prior to us incurring them. Although we actively mitigate our credit risk related to these pass-through expenses and our customers participate in the management of such vendor relationships, Digitas is often the sole party that contracts with these vendors.

Effective January 1, 2002, upon adoption of the Emerging Issues Task Force ("EITF") Issue 01-14, "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred," we report reimbursements received for pass-through costs incurred as a component of revenue in the statement of operations. Prior periods have been reclassified to comply with the guidance in Issue 01-14. The effect of the accounting change was to increase revenue for the years ended December 31, 2001 and 2000 by $100 million and $117 million, respectively, with an equivalent increase in expenses for each of these periods. This accounting change had no effect on net income, earnings per share, or cash from operations.

Allowance for Doubtful Accounts

We maintain an allowance for estimated losses resulting from the inability of customers to make required payments. The collectibility of outstanding customer invoices is continuously assessed. In estimating the allowance, we consider factors such as historical collections, a customer's current credit-worthiness, age of the receivable balance both individually and in the aggregate, and general economic conditions that may affect a customer's ability to pay. Actual customer collections could differ from our estimates, requiring additional adjustments to the allowance for doubtful accounts.

Goodwill

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and ceased to amortize goodwill as of that date. SFAS No. 142 requires goodwill to be tested for impairment on an annual basis, and between annual tests in certain circumstances, and written down when impaired. Such events or circumstances generally would have included the occurrence of operating losses or a significant decline in earnings associated with the asset. We evaluate goodwill for impairment using the two-step process as prescribed in SFAS No. 142. The first step is to compare the fair value of the reporting unit to the carrying amount of the reporting unit. If the carrying amount exceeds the fair value, a second step must be followed to calculate impairment. Otherwise, if the fair value of the reporting unit exceeds the carrying amount, the goodwill is not considered to be impaired as of the measurement date. We performed the initial step by considering our fair market value as determined by our publicly traded stock to our carrying amount. Because our stock is thinly traded, we also considered future discounted cash flows as compared to the carrying amount to assess the recoverability of the goodwill asset. Based upon these tests, we determined that the fair value exceeded the carrying amount resulting in no impairment. If impairment had occurred, any excess of carrying value over fair value would have been recorded as a loss.



Stock-based Compensation

We apply the intrinsic value method of Accounting Principles Board Opinion ("APBO") No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for our employee stock-based compensation plans. We provide pro forma disclosures of compensation expense under the fair value method of SFAS No. 123.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. We have elected to continue to account for our stock-based compensation in accordance with the provisions of APBO No. 25 as interpreted by FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," ("FIN 44") and present the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148. See discussion of stock-based compensation in Note 1 to the financial statements for the pro forma effect on our net loss and loss per share had stock-based compensation been determined using the fair value method, as well as for the assumptions used in calculating the fair value of options.

Restructuring

As part of our restructuring costs, we provide for the estimated costs of the net lease expense for office space that is no longer being utilized. The provision is equal to the future minimum lease payments under contractual obligations offset by estimated future sublease payments. In determining these estimates, we evaluated our potential to sublease our excess space and our ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space. These sublease estimates, which were made in connection with our real estate advisers, are based on current and projected conditions in the real estate and economic markets in which we have excess office space. If actual market conditions are more or less favorable than those we have projected, we may be required to record or reverse restructuring expenses associated with this excess office space.



Results of Operations

The following table sets forth selected items included in our statement of operations as a percentage of fee revenue for the periods indicated. Pass-through revenue and pass-through expenses have been excluded from the table to better reflect our operating results.

	Year Ended December 31,		
	2002	2001	2000
Fee revenue	100.0%	100.0%	100.0%
Operating expenses:			
Professional services costs	59.1	66.9	55.0
Selling, general and administrative expenses	33.2	40.6	34.5
Stock-based compensation	4.1	4.3	5.1
Amortization of intangible assets	0.3	10.7	12.7
Restructuring expenses	23.1	17.8	-
Total operating expenses	119.8	140.3	107.3
Loss from operations	(19.8)%	(40.3)%	(7.3)%

Year ended December 31, 2002 compared to year ended December 31, 2001

SUMMARY. Despite continued uncertainty in the global economy and the continued threat of terrorist attacks, Digitas' results improved in 2002 as demand for our marketing and technology services stabilized at rates consistent with the third and fourth quarters of 2001. However, we determined in 2002 that an additional restructuring charge would be required primarily to reflect our revised expectations of remaining real estate obligations related to excess space initially restructured in 2001. Total restructuring charges for 2002 and 2001 were $47.1 million and $41.9 million, respectively. We reported a net loss for 2002 of $40.3 million, or $0.65 per share, as compared to a net loss of $94.1 million, or $1.58 per share, for 2001, which includes amortization of goodwill of $24.5 million that is not included in the 2002 figures.

REVENUE. Total revenue for 2002 decreased by $14.3 million, or 4.3%, to $321.0 million from $335.3 million in 2001. Fee revenue for 2002 decreased by $31.6 million, or 13.4%, to $203.9 million from $235.5 million in 2001. The decrease in revenue is attributable to the decline in demand as compared to the first six months of 2001 for marketing and technology services. Although fee revenues have remained stable over the last six quarters at approximately $50 million per quarter, we remain cautious in our fee revenue outlook for 2003 given the continued uncertain global economic and political climate.



PROFESSIONAL SERVICES COSTS. Professional services costs for 2002 decreased by $37.3 million, or 23.6%, to $120.4 million from $157.7 million in 2001. Professional services costs represented 59% of fee revenue for 2002 as compared to 67% of fee revenue for 2001. The decrease in professional services costs, both in dollars and as a percentage of fee revenue, reflects cost savings resulting from restructuring activity and other cost cutting initiatives implemented in 2001. We believe that the rate of our professional services costs for the first quarter of 2003 will approximate that for the fourth quarter of 2002. Pass-through expenses for 2002 increased $17.3 million, or 17.3%, to $117.1 million from $99.8 million in 2001. The increase in pass-through expenses is attributable to increased media programs and production costs for our clients.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 2002 decreased by $27.8 million, or 29.1%, to $67.7 million from $95.5 million for 2001. As a percentage of fee revenue, selling, general and administrative expenses decreased to 33% in 2002 from 41% in 2001. The decrease in selling, general and administrative expenses, both in dollars and as a percentage of fee revenue, reflects cost savings resulting from restructuring activity and other cost cutting initiatives implemented in 2001. We believe that the rate of our selling, general and administrative expenses for the first quarter of 2003 will remain consistent with the fourth quarter of 2002.

STOCK-BASED COMPENSATION. Stock-based compensation, consisting of non-cash compensation, was $8.4 million for 2002 compared to $10.1 million for 2001. The decrease is due to the cancellation of stock options prior to their vesting dates in connection with restructuring activity and normal attrition. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair market value subsequent to the initial public offering in March 2000.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets for 2002 decreased by $24.5 million, or 97.2%, to $0.7 million from $25.2 million for 2001. Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 142 were applied to all goodwill and other intangible assets recognized in the financial statements at that date. This resulted in an expense reduction of approximately $24.5 million in 2002 over 2001, as goodwill is no longer amortized, but instead is subject to testing for impairment. We did not incur any impairment to existing intangible assets or goodwill during the year ended December 31, 2002, upon application of SFAS No. 142. See Note 1 of Notes to Consolidated Financial Statements "Summary of Significant Accounting Policies" goodwill policy for a quantification of the effect of SFAS No. 142 on our 2001 and 2000 net income.

RESTRUCTURING EXPENSES. Restructuring expenses for 2002 increased by $5.2 million, or 12.4%, to $47.1 million from $41.9 million in 2001. During 2001, we recorded restructuring expenses totaling $41.9 million, consisting of $16.7 million for workforce reduction and related costs and $25.2 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring charges were taken to align our cost structure with changing market conditions and decreased demand for our services.



We lease approximately 600,000 square feet of office space under various operating leases and have identified approximately 300,000 square feet of that space as excess space. During 2001, we recognized $25.2 million in real estate related charges. This represented our estimate of future obligations under the terms of the leases for the excess space less anticipated income from subleasing activities. In determining this estimate, we evaluated our potential to sublease this excess space and our ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space.

During 2002, we recorded restructuring expenses totaling $47.1 million, consisting of $3.3 million for workforce reduction and related costs and $43.8 million for the consolidation of facilities and abandonment of related leasehold improvements. These charges were taken to further align our cost structure with changing market conditions and to update estimates originally made in 2001 for current information.

We determined that we would be unable to dispose of our excess office space in Boston, New York and San Francisco within our original assumptions. As a result, we recorded a restructuring expense of $39.2 million to reflect the revised estimate of our expected future obligations under the terms of these leases less anticipated income from subleasing activities. The change in estimate is related to changes in estimated future sublease rates and terms. These sublease estimates, which were made in connection with our real estate advisers, are based on current and projected conditions in the real estate and economic markets in which we have excess office space. In addition, we recorded restructuring expenses of $4.6 million for costs related to the closure of our Miami and Salt Lake City facilities, which are included in the 300,000 square feet of excess space.

We continue to actively pursue and evaluate our alternatives and are monitoring our restructuring accrual on a quarterly basis to reflect new developments and prevailing economic conditions in the real estate markets in which we lease office space.



The following is a summary of restructuring activity for the years ended December 31, 2002 and 2001:

	Workforce Reduction and Related Costs	Consolidation of Facilities	Total
Accrued restructuring at December 31, 2000	$ -	$ -	$ -
Restructuring expenses 2001	16,689	25,199	41,888
Utilization 2001	(12,982)	(9,346)	(22,328)
Accrued restructuring at December 31, 2001	3,707	15,853	19,560
Restructuring expenses 2002	3,311	43,803	47,114
Utilization 2002	(5,530)	(10,756)	(16,286)
Accrued restructuring at December 31, 2002	$1,488	$48,900	$50,388

As a result of all restructuring activity, which commenced in the second quarter of 2001, the Company has reduced its workforce by approximately 700 employees across all business functions and regions.

For the years ended December 31, 2002 and 2001, cash expenditures related to restructuring activities were $15.3 million and $18.9 million, respectively. As of December 31, 2002, total remaining cash expenditures related to restructuring activities were $41.7 million. Approximately $9.7 million in cash expenditures are expected in fiscal 2003, and the remaining cash expenditures of approximately $32.0 million, primarily related to real estate rental obligations, are expected over the next ten years.

OTHER INCOME, NET. Other income, net of expenses, decreased by $0.6 million, or 60%, to $0.4 million from $1.0 million. Other income, net, consists primarily of interest income earned on cash and cash equivalents offset by interest expense related to notes payable for tenant allowances, interest expense on capitalized leases, and bank charges related to our revolving credit facility and standby letters of credit. The decrease in other income was due primarily to the decrease in the rate of interest earned on our cash and cash equivalents.

Year ended December 31, 2001 compared to year ended December 31, 2000

SUMMARY. Fiscal 2001 was a challenging year for Digitas as we reacted to overall market deterioration with a series of restructurings designed to realign our cost structure with reduced levels of demand. A slowing global economy, the impact of the September 11 terrorist attacks that disrupted the national economy and negatively impacted our clients, and a continued softening in marketing and technology investments all contributed to a decrease in demand for our services in 2001. As a result, we reported a 2001 net loss of $94.1 million, or $1.58 per share, as compared to a net loss of $23.2 million, or $0.41 per share, in 2000.



REVENUE. Total revenue for 2001 decreased by $79.4 million, or 19.1%, to $335.3 million from $414.7 million in 2000. Fee revenue for 2001 decreased by $52.7 million, or 18.3%, to $235.5 million from $288.2 million in 2000. The negative impact of the economic recession on both Digitas and our clients resulted in decreased demand for our services as client projects were delayed or cancelled.

PROFESSIONAL SERVICES COSTS. Professional services costs for 2001 decreased by $0.9 million, or 0.6%, to $157.7 million from $158.6 million in 2000. Professional services costs represented 67% of fee revenue for 2001, as compared to 55% of fee revenue for 2000. The increase in professional service costs, as a percentage of fee revenue, was the result of the time lag between the decline in revenues and the realignment of our cost structure to reflect reduced levels of demand for our marketing and technology services. The decrease in absolute dollars reflects the commencement of cost savings resulting from restructuring actions. Pass-through expenses for 2001 decreased $26.8 million, or 21.2%, to $99.8 million from $126.6 million in 2000. The decrease in pass-through expenses is attributable to the decreased demand for our services due to the slowing economy forcing our clients to reduce spending.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 2001 decreased by $3.9 million, or 3.9%, to $95.5 million from $99.4 million for 2000. As a percentage of fee revenue, selling, general and administrative expenses increased to 41% in 2001 from 35% in 2000. The increase in selling, general and administrative expenses as a percent of fee revenue was the result of the time lag between the decline in revenues and the realignment of our cost structure with reduced levels of demand for our marketing and technology services. The decrease in absolute dollars reflects the commencement of cost savings resulting from restructuring actions.

STOCK-BASED COMPENSATION. Stock-based compensation, consisting of non-cash compensation, was $10.1 million for 2001 compared to $14.8 million for 2000. The decrease is due to the cancellation of stock options prior to their vesting dates in connection with restructuring activity and normal attrition. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair market value subsequent to the initial public offering in March 2000.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets for 2001 decreased by $11.5 million, or 31.3%, to $25.2 million from $36.7 million for 2000. Amortization of intangible assets for 2001 consists of amortization of goodwill and favorable leases resulting from our recapitalization, which was effected in January 1999. The decrease in absolute dollars was the result of intangible assets related to assembled workforce becoming fully amortized in 2000. Effective, January 1, 2002, with the adoption of SFAS No. 142, we no longer amortize goodwill.



RESTRUCTURING EXPENSES. In the second quarter of fiscal 2001, we recorded restructuring expenses of $16.9 million, consisting of $5.6 million in workforce reduction and other related costs and $11.3 million in the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses were taken to align our cost structure with the changing market conditions and decreased demand for our services. In September 2001, we recorded additional restructuring expenses of $25.0 million, consisting of $11.1 million for workforce reduction and related costs and $13.9 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses, which include the closing of our office in Hong Kong, were taken to further align our cost structure with changing market conditions and decreased demand for our services. The following is a summary of restructuring activity (in thousands):

	Workforce Reduction and Related Costs	Consolidation of Facilities	Total
Accrued restructuring at December 31, 2000	$ -	$ -	$ -
Restructuring expenses 2001	16,689	25,199	41,888
Utilization 2001	(12,982)	(9,346)	(22,328)
Accrued restructuring at December 31, 2001	$3,707	$15,853	$19,560

As a result of the two restructuring actions, we reduced our workforce by approximately 650 employees, across all business functions and regions. Estimated costs for the consolidation of facilities are comprised of contractual rental commitments for office space being vacated in addition to future depreciation of the related leasehold improvements, offset by estimated sublease income. Total cash expenditures related to restructuring activities during 2001 were $18.9 million.

OTHER INCOME, NET. Other income, net of expenses, decreased by $0.3 million to $1.0 million from $1.3 million. Other income, net, for 2001 consisted of interest income earned on the investment of excess operating cash offset by interest expense related to notes payable for tenant allowances, interest expense on capitalized leases and bank charges related to our revolving credit facility and standby letters of credit. Other income, net, for 2000 consisted of interest income earned on the invested portion of proceeds from our initial public offering of common stock in March 2000 offset by interest expense primarily on long-term borrowings prior to the initial public offering. In addition, a realized gain on the termination of interest rate swap agreements was recorded.

PROVISION FOR INCOME TAXES. The provision for income taxes for 2001 decreased by $1.5 million to $0.1 million from $1.6 million in 2000. The decrease was due to the generation of significantly less taxable income in 2001 than in 2000. The effective income tax rate is lower than the combined federal and state statutory rates due primarily to an increase in the valuation allowance for deferred tax assets.

EXTRAORDINARY LOSS. In 2001, we did not recognize an extraordinary item. In March 2000, an extraordinary loss of $1.7 million was recognized upon the early retirement of $68.5 million of long-term debt.



Liquidity and Capital Resources

We fund our operations primarily through cash generated from operations.

CASH AND CASH EQUIVALENTS AND WORKING CAPITAL. Cash and cash equivalents increased from $46.5 million at the end of 2001 to $68.8 million at December 31, 2002. Cash provided by operations for 2002 was $24.4 million. The $24.4 million was primarily the result of a $40.3 million net loss adjusted for $65.0 million of non-cash expenses, including depreciation and amortization, stock-based compensation and non-cash restructuring expenses, $15.0 million of cash generated from normal operations, the result of improved working capital management and significant prepayments from customers, offset by $15.3 million in restructuring payments. Cash used in investing activities for 2002 was $3.1 million, consisting of capital expenditures relating primarily to computer equipment and software purchases. Cash provided by financing activities for 2002 was $0.8 million, consisting primarily of proceeds from the issuance of common stock through our employee stock purchase plan and upon the exercise of stock options offset by the repurchase of common shares. During 2002, we repurchased 666,000 common shares at an average price per share of $3.04. See "Subsequent Events" below for a summary of the effect of the self-tender offer announced February 24, 2003.

CREDIT FACILITY. Effective September 2001, we amended our existing credit facility originally dated July 25, 2000. The amended agreement allows us to borrow up to $20 million, less any amounts committed under outstanding standby letters of credit. The credit facility expires on July 25, 2003. Amounts borrowed under the revolving credit facility bear interest at either the Prime Rate or at a Eurocurrency rate plus an applicable margin of 2.50%–3.00%, depending on the Company's leverage ratio. Additionally, we are required to pay a commitment fee of 0.25% of the average daily unused amount of the revolving credit. Effective September 2002, we further amended our credit facility. This amendment changed certain restrictive financial covenants, which include a maximum leverage ratio, a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) level, a minimum tangible net worth, a maximum leverage ratio, a minimum liquidity level, and a maximum annual capital expenditure level. As of December 31, 2002, we were in compliance with all of our covenants. Borrowings under the credit facility are secured by substantially all the assets of the Company.

At December 31, 2002, we had no borrowings under the revolving credit facility and approximately $11.7 million outstanding under standby letters of credit, leaving approximately $8.3 million available for future borrowings.

OTHER DEBT AND COMMITMENTS. The following table summarizes other cash obligations. (Note: Interest expense is included in payments due by period where applicable.)



	Payments Due by Period (in millions)				
	Total	2003	2004-2005	2006-2007	2008 and thereafter
Notes payable, tenant allowances	$1.0	$0.3	$0.7	$ -	$ -
Capital lease obligations	0.3	0.3	-	-	-
Operating leases	128.7	23.3	46.8	22.3	36.3
Total obligations	$130.0	$23.9	$47.5	$22.3	$36.3

Notes Payable, Tenant Allowances. Since 1995, we have received tenant allowances, which are required to be reimbursed to the landlord through 2005.

Capital Lease Obligations. We have certain noncancelable leases to finance telephone equipment, copier equipment and software. The total capitalized cost of the assets subject to capital leases was approximately $2,668,000 and $2,681,000 with accumulated amortization of approximately $2,273,000 and $1,663,000 as of December 31, 2002 and 2001, respectively.

Operating Leases. We lease office facilities and certain office equipment under cancelable and noncancelable operating lease agreements expiring at various dates through July 2015. We lease office space under noncancelable operating leases. Rent expense, including amounts described above, consisting of minimum lease payments under noncancelable operating leases, net of any contractual sublease income, amounted to approximately $10,362,000, $14,936,000, and $13,713,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

We expect that at current revenue projections, we will continue to generate cash from operations. We expect that this cash from operations combined with current cash and cash equivalents and funds available under the credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

Subsequent Events

On February 25, 2003, we announced a self-tender offer to purchase up to 6,426,735 shares of our common stock at a purchase price of $3.89 per share, for an aggregate purchase price of up to approximately $25 million. The offer expires March 25, 2003, unless we extend the offer. If more than 6,426,735 shares are tendered, we will purchase shares from each tendering shareholder on a pro rata basis. All shares tendered but not repurchased will be returned promptly to the shareholder.

Concurrently, we executed a fourth amendment to our credit facility originally dated July 25, 2000. The amendment extended the expiration date of the credit facility from July 25, 2003 to February 23, 2006.

Quantitative and Qualitative Disclosure about Market Risk

We do not believe that there is any material risk exposure with respect to derivative or other financial instruments that would require disclosure under this item.

REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders of Digitas Inc.:

We have audited the accompanying consolidated balance sheet of Digitas Inc. as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Digitas Inc. as of December 31, 2001 and December 31, 2000 and for the two years then ended, were audited by other auditors who have ceased operations and whose report dated January 23, 2002 expressed an unqualified opinion on those statements before the adjustments described in Note 1 to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digitas Inc. as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed above, the consolidated financial statements of Digitas Inc. as of December 31, 2001 and December 31, 2000, and for the two years then ended, were audited by other auditors who have ceased operations. As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets" and Emerging Issues Task Force Issue Number 01-14: Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred (EITF 01-14). As described in Note 1, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142 and the addition of pass-through revenue and expenses for EITF 01-14, which were both adopted as of January 1, 2002. With respect to the adoption of Statement No. 142, we have audited the disclosures in Note 1. With respect to the adoption of EITF 01-14, we have audited the adjustments to the statement of operations. With respect to these adjustments and disclosures, our procedures were limited to (a) agreeing the previously reported revenues, operating expenses and net loss to the previously issued financial statements, (b) agreeing the adjustments to the underlying records obtained from management, and (c) testing the mathematical accuracy of the reconciliation of adjusted revenue and operating expenses and the revised financial statements. In our opinion such disclosures and adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Digitas Inc. as of December 31, 2001 and December 31, 2000, and for the two years then ended, other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of December 31, 2001 and December 31, 2000, and for the two years then ended, taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
January 27, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of Digitas Inc.:

We have audited the accompanying balance sheets of Digitas Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digitas Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 23, 2002

NOTE:

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Digitas Inc.'s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this report.

CONSOLIDATED BALANCE SHEETS



(dollars in thousands)

ASSETS	December 31, 2002	2001
Current assets:		
Cash and cash equivalents	$68,827	$46,473
Accounts receivable, net of allowance for doubtful accounts of $944 and $2,209 at December 31, 2002 and 2001, respectively	34,920	35,685
Accounts receivable, unbilled	17,986	18,382
Prepaid expenses and other current assets	5,029	7,899
Total current assets	126,762	108,439
Fixed assets, net	30,892	40,625
Goodwill, net	98,130	98,130
Other intangible assets, net	1,411	2,117
Other assets	2,054	2,269
Total assets	$259,249	$251,580
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$17,092	$14,091
Current portion of long-term debt	255	231
Billings in excess of cost and estimated earnings on uncompleted contracts	24,685	25,208
Accrued expenses	7,842	9,547
Accrued compensation	17,749	11,299
Accrued restructuring	11,117	10,010
Capital lease obligations	276	662
Total current liabilities	79,016	71,048
Long-term debt, less current portion	563	818
Capital lease obligations, long-term portion	-	278
Accrued restructuring, long-term	39,271	9,550
Other long-term liabilities	315	-
Total liabilities	119,165	81,694
Shareholders' equity:		
Preferred shares, $.01 par value per share; 25,000,000 shares authorized and none issued and outstanding at December 31, 2002 and 2001	–	–
Common shares, $.01 par value per share, 175,000,000 shares authorized; 62,510,919 and 60,857,083 shares issued and outstanding at December 31, 2002 and 2001, respectively	625	608
Additional paid-in capital	346,898	345,909
Accumulated deficit	(197,642)	(157,342)
Cumulative foreign currency translation adjustment	(62)	(396)
Deferred compensation	(9,735)	(18,893)
Total shareholders' equity	140,084	169,886
Total liabilities and shareholders' equity	$259,249	$251,580

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Revenue:			
Fee revenue	$203,931	$235,514	$288,154
Pass-through revenue	117,093	99,781	126,590
Total revenue	321,024	335,295	414,744
Operating expenses:			
Professional services costs	120,430	157,694	158,607
Pass-through expenses	117,093	99,781	126,590
Selling, general and administrative expenses	67,748	95,545	99,366
Stock-based compensation	8,447	10,147	14,796
Amortization of intangible assets	706	25,238	36,687
Restructuring expenses	47,114	41,888	-
Total operating expenses	361,538	430,293	436,046
Loss from operations	(40,514)	(94,998)	(21,302)
Other income (expense):			
Interest income	958	1,443	2,786
Interest expense	(562)	(487)	(1,871)
Realized gain on investment	15	-	447
Gain (loss) on disposal of fixed assets	-	49	(133)
Other miscellaneous income	3	53	116
Loss before provision for income taxes	(40,100)	(93,940)	(19,957)
Provision for income taxes	(200)	(148)	(1,616)
Loss from continuing operations	(40,300)	(94,088)	(21,573)
Extraordinary loss relating to early extinguishment of debt (net of tax benefit of $175)	-	-	(1,653)
Net loss	$(40,300)	$(94,088)	$(23,226)
Net loss per share - basic and diluted			
Loss from continuing operations	$(0.65)	$(1.58)	$(0.38)
Extraordinary loss	-	-	(0.03)
Net loss	$(0.65)	$(1.58)	$(0.41)
Weighted average common shares outstanding Basic and diluted	62,354	59,514	56,230

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



(in thousands, except share data)



	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Cumulative Foreign Currency Translation Adjustment	Deferred Compensation	Total Shareholders' Equity
Balance at December 31, 1999	50,703,479	$ -	$208,153	$(40,028)	$ -	$(48,289)	$119,836
Comprehensive loss				(23,226)	-		(23,226)
Exercise of stock options	1,015,330	10	1,082				1,092
Deferred stock-based compensation			22,519			(22,519)	-
Stock-based compensation						14,796	14,796
Cancellation of stock options			(7,967)			7,967	-
Issuance of common stock, net of issuance costs	6,358,992	571	136,388				136,959
Balance at December 31, 2000	58,077,801	581	360,175	(63,254)	-	(48,045)	249,457
Net loss				(94,088)			
Cumulative foreign currency translation adjustment					(396)		
Total comprehensive loss							(94,484)
Exercise of stock options	2,268,397	22	2,973				2,995
Stock-based compensation						10,147	10,147
Cancellation of stock options			(19,005)			19,005	-
Issuance of common stock	510,885	5	1,766				1,771
Balance at December 31, 2001	60,857,083	608	345,909	(157,342)	(396)	(18,893)	169,886
Net loss				(40,300)			
Cumulative foreign currency translation adjustment					334		
Total comprehensive loss							(39,966)
Exercise of stock options	2,060,985	21	3,000				3,021
Stock-based compensation						8,447	8,447
Cancellation of stock options			(711)			711	-
Issuance of common stock	258,851	3	721				724
Repurchase of common stock	(666,000)	(7)	(2,021)				(2,028)
Balance at December 31, 2002	62,510,919	$625	$346,898	$(197,642)	$(62)	$(9,735)	$140,084

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net loss	$(40,300)	$(94,088)	$(23,226)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	12,743	39,541	46,551
Loss (gain) on disposal of fixed assets	-	(49)	133
Stock-based compensation	8,447	10,147	14,796
Provision for doubtful accounts	-	2,556	609
Noncash restructuring expenses	43,809	23,014	-
Extraordinary loss	-	-	1,653
Changes in operating assets and liabilities:			
Accounts receivable	880	28,224	(26,752)
Accounts receivable, unbilled	508	17,532	(10,653)
Prepaid expenses and other current assets	2,923	(672)	356
Other assets	150	662	(1,638)
Accounts payable	2,680	1,977	(3,242)
Billings in excess of costs and estimated earnings on uncompleted contracts	(604)	(7,090)	14,472
Accrued expenses	(1,820)	(8,717)	1,210
Accrued compensation	6,448	(5,550)	2,801
Accrued restructuring	(11,523)	-	-
Other long-term liabilities	58	(31)	(17)
Net cash provided by operating activities	24,399	7,456	17,053
Cash flows from investing activities:			
Purchase of fixed assets	(3,057)	(14,635)	(32,695)
Net cash used in investing activities	(3,057)	(14,635)	(32,695)
Cash flows from financing activities:			
Principal payments under capital lease obligations	(665)	(633)	(511)
Proceeds from sale leaseback	-	-	645
Payment of notes payable, tenant allowances	(231)	(208)	(190)
Payment of notes payable, bank	-	-	(68,505)
Payment of notes payable, shareholders	-	-	(4,432)
Repurchase of common stock	(2,028)	-	-
Proceeds from issuance of common stock, net of issuance costs	3,745	4,766	138,051
Net cash provided by financing activities	821	3,925	65,058
Effect of exchange rate changes on cash and cash equivalents	191	(130)	-
Net increase (decrease) in cash and cash equivalents	22,354	(3,384)	49,416
Cash and cash equivalents, beginning of period	46,473	49,857	441
Cash and cash equivalents, end of period	$68,827	$46,473	$49,857
Supplemental disclosure of cash flow information:			
Cash paid for taxes	$ 637	$ 8,097	$ 1,351
Cash paid for interest	552	398	1,906
Supplemental disclosure of noncash investing and financing activities:			
Issuance of notes payable to shareholders	$ -	$ -	$ 4,432
Change in par value of common stock (Note 8)	-	-	507
Assets acquired under capital lease obligations	-	58	530
Income tax refund receivable (Note 10)	-	5,600	-

The accompanying notes are an integral part of these consolidated financial statements.



1. BASIS OF PRESENTATION, DESCRIPTION OF BUSINESS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Bronner Slosberg Humphrey Inc. was incorporated in Massachusetts in 1980 as a Subchapter S corporation. Strategic Interactive Group, Inc. was incorporated in Massachusetts in 1995 as a Subchapter S corporation. Through December 31, 1998, certain shareholders of Bronner Slosberg Humphrey Inc. ("BSH") owned a majority of the outstanding shares of Strategic Interactive Group, Inc. ("SIG").

On November 5, 1998, BSH and SIG completed transactions in which each company was reorganized into a Massachusetts business trust (each a "Trust" and together the "Trusts") with a wholly owned limited liability company ("LLC") subsidiary. After formation of the Trusts and LLCs, the two companies were merged with and into Bronner Slosberg Humphrey, LLC and Strategic Interactive Group, LLC, respectively, with each shareholder of the original S corporations receiving as consideration an equivalent number of beneficial common shares in the Trusts as the shareholders held in the S corporations prior to the mergers. The reorganization of the companies into Trusts and subsidiary LLCs has been accounted for at historical cost as a combination of entities under common control.

Effective January 1, 1999, BSH and SIG completed a transaction with a private equity investor and the existing shareholders (the "recapitalization"). Under the terms of the recapitalization, the private equity investor acquired a certain number of shares directly from the existing shareholders for $102.0 million. In addition, the Company borrowed $70.6 million from a bank. On the date following the close of the recapitalization, SIG effectively merged into Bronner Slosberg Humphrey Co. Bronner Slosberg Humphrey Co. served as the ultimate parent of Digitas LLC, the Delaware limited liability company through which the business was operated through December 31, 2001. Substantially all of the stock options and stock appreciation rights of BSH and SIG were replaced with stock options in Bronner Slosberg Humphrey Co. with equivalent in-the-money value, which existed at the date of recapitalization. The recapitalization was accounted for as a purchase. On December 22, 1999, Digitas Inc., a Delaware corporation, was formed to ultimately hold the ownership interests of Bronner Slosberg Humphrey Co. and Digitas LLC after completing a reorganization to become the sole shareholder of the Trust. Effective December 31, 2001, Bronner Slosberg Humphrey Co. was merged into a newly formed Massachusetts corporation Bronner Slosberg Humphrey Inc. The terms "Company" and "Digitas" refer to Digitas LLC prior to the reorganization and Digitas Inc. thereafter.

Operations

Digitas is a relationship marketing services provider offering strategy consulting, marketing agency, and marketing technology infrastructure services. Digitas helps its clients attract, retain and grow profitable customer relationships.



Summary of Significant Accounting Policies

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all highly liquid instruments purchased with an original maturity of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments. The collectibility of outstanding customer invoices is continuously assessed. In estimating the allowance, the Company considers factors such as historical collections, a customer's current credit-worthiness, age of the receivable balance both individually and in the aggregate, and general economic conditions that may affect a customer's ability to pay. Actual customer collections could differ from estimates, requiring additional adjustments to the allowance for doubtful accounts.

FIXED ASSETS. Fixed assets are recorded at cost. Expenditures for renewals and improvements are capitalized. Repairs and maintenance are charged to operations as incurred. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease and amortized using the straight-line method over the lease term. Leasehold improvements are recorded net of construction allowances provided by the landlord. Depreciation is recorded on the straight-line basis over the estimated useful lives of the related assets, which are as follows:

Furniture and fixtures	5-7 years
Computer equipment and software	3-5 years
Capital leases	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

GOODWILL. Goodwill is stated at cost less accumulated amortization. Through December 31, 2001, goodwill was amortized on a straight-line basis over its estimated life of seven years. Effective January 1, 2002, with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company no longer amortizes goodwill. SFAS No. 142 requires goodwill to be tested for impairment on an annual basis, and between annual tests in certain circumstances, and written down when impaired. Impairment exists if the carrying value of the reporting unit exceeds the fair value of the reporting unit. The Company evaluates goodwill for impairment using the two-step process as prescribed in SFAS No. 142. The first step is an initial evaluation for potential impairment, while the second step is a measurement of the amount of the impairment. The Company determined fair value using discounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitiblity. The Company did not incur any impairment to existing intangible assets or goodwill in 2002. The effect of discontinuing the amortization of goodwill on net income and earnings per share for the years ended December 31, 2001 and 2000 is presented below.



	Year Ended December 31,	
	2001	2000
Net loss as reported	$(94,088)	$(23,226)
Plus: amortization of goodwill	24,532	24,532
Pro forma net income (loss)	$(69,556)	$1,306
Basic and diluted net loss per share, as reported	$(1.58)	$(0.41)
Plus: amortization of goodwill	0.41	0.43
Pro forma basic and diluted net income (loss) per share	$(1.17)	$0.02

OTHER INTANGIBLE ASSETS. Other intangible assets are stated at cost less accumulated amortization. As of December 31, 2002, other intangible assets consist of favorable leases, which represents the difference between the fair market value of new leases signed on the purchase date in conjunction with the recapitalization and the actual leases in existence. Other intangible assets are amortized on a straight-line basis over their estimated lives. The estimated life of the favorable leases is six years.

INTERNAL USE SOFTWARE. American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was adopted, effective January 1, 1999. The Company capitalizes external costs related to software and implementation services in connection with its internal use software systems.

IMPAIRMENT OF LONG-LIVED ASSETS. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the recoverability of the carrying value of its long-lived assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, the Company reduces the carrying value of such impaired assets to fair value based on estimated discounted future cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying value due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is based on the current rates offered to the Company for debt instruments of similar risks and maturities and approximates its carrying value.

FEE REVENUE RECOGNITION. Revenue pursuant to fixed-price contracts is recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenue pursuant to time and materials contracts is recognized as services are provided. Certain contracts contain provisions for performance incentives. Such contingent revenue is recognized in the period in which the contingency is resolved. Unbilled accounts receivable on contracts is comprised of costs incurred plus estimated earnings from revenue earned in advance of billings under the contract. Advance payments are recorded as billings in excess of cost and estimated earnings on uncompleted contracts until the services are provided.

Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which losses are determined.

Summary of Significant Accounting Policies

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all highly liquid instruments purchased with an original maturity of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments. The collectibility of outstanding customer invoices is continuously assessed. In estimating the allowance, the Company considers factors such as historical collections, a customer's current credit-worthiness, age of the receivable balance both individually and in the aggregate, and general economic conditions that may affect a customer's ability to pay. Actual customer collections could differ from estimates, requiring additional adjustments to the allowance for doubtful accounts.

FIXED ASSETS. Fixed assets are recorded at cost. Expenditures for renewals and improvements are capitalized. Repairs and maintenance are charged to operations as incurred. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease and amortized using the straight-line method over the lease term. Leasehold improvements are recorded net of construction allowances provided by the landlord. Depreciation is recorded on the straight-line basis over the estimated useful lives of the related assets, which are as follows:

Furniture and fixtures	5-7 years
Computer equipment and software	3-5 years
Capital leases	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

GOODWILL. Goodwill is stated at cost less accumulated amortization. Through December 31, 2001, goodwill was amortized on a straight-line basis over its estimated life of seven years. Effective January 1, 2002, with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company no longer amortizes goodwill. SFAS No. 142 requires goodwill to be tested for impairment on an annual basis, and between annual tests in certain circumstances, and written down when impaired. Impairment exists if the carrying value of the reporting unit exceeds the fair value of the reporting unit. The Company evaluates goodwill for impairment using the two-step process as prescribed in SFAS No. 142. The first step is an initial evaluation for potential impairment, while the second step is a measurement of the amount of the impairment. The Company determined fair value using discounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitiblity. The Company did not incur any impairment to existing intangible assets or goodwill in 2002. The effect of discontinuing the amortization of goodwill on net income and earnings per share for the years ended December 31, 2001 and 2000 is presented below.



MANAGEMENT'S USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME. The Company accounts for comprehensive income under SFAS No. 130, "Reporting Comprehensive Income." All components of comprehensive income are reported in the financial statements in the period in which they are recognized. The Company's comprehensive income is comprised of net income and foreign currency translation adjustment.

RECLASSIFICATIONS. Certain previously reported amounts have been reclassified to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations in the scope of that Statement be accounted for using one method, the purchase method. SFAS No. 141 supersedes APBO No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 has not had a material impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and the interim requirements are effective for interim periods beginning after December 15, 2002. The Company does not plan to transition to the fair value method of accounting for its stock-based employee compensation.



In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material effect on the Company's results of operations or financial position. The Company has adopted the disclosure provisions as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003; the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not anticipate that the adoption of FIN 46 will have a material effect on the Company's results of operations or financial position.

2. RESTRUCTURING EXPENSES

During the year ended December 31, 2001, the Company recorded restructuring expenses totaling $41.9 million, consisting of $16.7 million for workforce reduction and related costs and $25.2 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring charges were taken to align the Company's cost structure with changing market conditions and decreased demand for services.

The Company leases approximately 600,000 square feet of office space under various operating leases and has identified approximately 300,000 square feet of that space as excess space. During 2001, Digitas recognized $25.2 million in real estate related charges. This represented the Company's estimate of future obligations under the terms of the leases for the excess space less anticipated income from subleasing activities. In determining this estimate, the Company evaluated its potential to sublease this excess space and its ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space.



During 2002, the Company recorded restructuring expenses totaling $47.1 million, consisting of $3.3 million for workforce reduction and related costs and $43.8 million for the consolidation of facilities and abandonment of related leasehold improvements. These charges were taken to further align the Company's cost structure with changing market conditions and to update estimates originally made in 2001 for current information. In 2002, the Company determined that it would be unable to dispose of its excess office space in Boston, New York and San Francisco within its original assumptions. As a result, the Company recorded a restructuring expense of $39.2 million to reflect the revised estimate of its expected future obligations under the terms of these leases less anticipated income from subleasing activities. The change in estimate is related to changes in estimated future sublease rates and terms. These sublease estimates, which were made in connection with the Company's real estate advisers, are based on current and projected conditions in the real estate and economic markets in which the Company has excess office space. In addition, the Company recorded restructuring expenses of $4.6 million for costs related to the closure of its Miami and Salt Lake City facilities, which are included in the 300,000 square feet of excess space.

The Company continues to actively pursue and evaluate its alternatives and is monitoring its restructuring accrual on a quarterly basis to reflect new developments and prevailing economic conditions in the real estate markets in which it leases office space.

As a result of all restructuring activity, which commenced in the second quarter of 2001, the Company has reduced its workforce by approximately 700 employees across all business functions and regions.

The following is a summary of restructuring activity for the years ended December 31, 2002 and 2001:

	Workforce Reduction and Related Costs	Consolidation of Facilities	Total
Accrued restructuring at December 31, 2000	$ -	$ -	$ -
Restructuring expenses 2001	16,689	25,199	41,888
Utilization 2001	(12,982)	(9,346)	(22,328)
Accrued restructuring at December 31, 2001	3,707	15,853	19,560
Restructuring expenses 2002	3,311	43,803	47,114
Utilization 2002	(5,530)	(10,756)	(16,286)
Accrued restructuring at December 31, 2002	$1,488	$48,900	$50,388

For the years ended December 31, 2002 and 2001, cash expenditures related to restructuring activities were $15.3 million and $18.9 million, respectively. As of December 31, 2002, total remaining cash expenditures related to restructuring activities were $41.7 million. Approximately $9.7 million in cash expenditures are expected in fiscal 2003, and the remaining cash expenditures of approximately $32.0 million, primarily related to real estate rental obligations, are expected over the next ten years.



3. FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2002	December 31, 2001
Furniture and fixtures	$16,429	$16,357
Computer equipment and software	37,458	41,068
Leasehold improvements	22,860	22,450
Capital leases	2,668	2,681
	79,415	82,556
Less accumulated depreciation	(48,523)	(41,931)
	$30,892	$40,625

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was approximately $11,974,000, $14,242,000 and $9,762,000, respectively.

4. GOODWILL

Goodwill consists of the following:

	December 31, 2002	December 31, 2001
Goodwill	$171,726	$171,726
Less accumulated amortization	(73,596)	(73,596)
	$98,130	$98,130

Amortization of goodwill for each of the years ended December 31, 2001 and 2000 was approximately $24,532,000. Effective January 1, 2002, with the adoption of SFAS No. 142, the Company no longer amortizes goodwill.

5. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

	December 31, 2002	December 31, 2001
Favorable leases	$4,234	$4,234
Less accumulated amortization	(2,823)	(2,117)
	$1,411	$2,117

Amortization of other intangible assets for the years ended December 31, 2002, 2001 and 2000 was approximately $706,000, $706,000, and $12,155,000, respectively. Other intangible assets during the year ended December 31, 2000 also included assembled workforce, which was fully amortized by the end of that year and the cost and related accumulated amortization written off. Amortization expense for the years ended December 31, 2003 and 2004 is expected to be $706,000 per year.



6. ACCRUED COMPENSATION

Accrued compensation consists of the following:

	December 31,	
	2002	2001
Accrued bonus	$11,500	$5,500
Other accrued compensation	6,249	5,799
	$17,749	$11,299

7. DEBT

Term Loan

In March 2000 the Company completed an initial public offering. A portion of the proceeds was used to retire a $68,505,000 term loan balance due December 2004. This early extinguishment of debt resulted in an extraordinary loss of $1,653,000 (net of a tax benefit of $175,000), which is included in the statement of operations for the year ended December 31, 2000.

Credit Agreements

Effective September 2001, the Company amended its existing credit facility originally dated July 25, 2000. The amended agreement allows the Company to borrow up to $20 million, less any amounts committed under outstanding standby letters of credit. The credit facility expires on July 25, 2003. Amounts borrowed under the revolving credit facility bear interest at either the Prime Rate or at a Eurocurrency rate plus an applicable margin of 2.50%–3.00%, depending on the Company's leverage ratio. Additionally, the Company is required to pay a commitment fee of 0.25% of the average daily unused amount of the revolving credit. Effective September 2002, the Company further amended its credit facility. This amendment changed certain restrictive financial covenants, which include a maximum leverage ratio, a minimum EBITDA level, a minimum tangible net worth, a maximum leverage ratio, a minimum liquidity level, and a maximum annual capital expenditure level. As of December 31, 2002, the Company was in compliance with all of its covenants. Borrowings under the credit facility are secured by substantially all the assets of the Company.

At December 31, 2002, the Company had no borrowings under the revolving credit facility and approximately $11.7 million outstanding under standby letters of credit, leaving $8.3 million available for future borrowings. As described in Note 17, the credit facility was amended in February 2003.

Notes Payable, Tenant Allowances

Since 1995, the Company has received tenant allowances, which are required to be reimbursed to the landlord through 2005. Interest expense recognized in relation to these notes amounted to $94,000, $116,000, and $136,000, for the years ended December 31, 2002, 2001 and 2000, respectively.



8. SHAREHOLDERS' EQUITY

Common Stock

On March 14, 2000, the Company successfully completed its initial public offering of common stock. The Company sold 6,200,000 shares of common stock in the initial public offering for approximately $148.8 million less issuance costs of $14.1 million. Additionally, the par value of the Company's common stock was changed from zero to $0.01 per share.

Stock Split

On February 10, 2000, the Board of Directors approved a 2-for-1 stock split of the Company's common stock. All share and per share amounts have been restated to reflect the split.

Stock Repurchase Program

In June 2002, the Board of Directors authorized the repurchase of up to $20 million of common stock under its common stock repurchase program. During the year ended December 31, 2002, the Company repurchased 666,000 shares of common stock at an average price of approximately $3.04 for an aggregate purchase price of approximately $2,028,000.

9. STOCK-BASED COMPENSATION

Common Stock Options

Effective January 1, 1999, the date of the recapitalization, the Board of Directors adopted the 1998 option plan (the "1998 Plan"). The 1998 Plan authorized the grant of (i) 17,126,644.8 rollover options, which were granted in exchange for the cancellation of stock appreciation rights and stock options held by officers, directors and employees under stock plans in place prior to the recapitalization, and (ii) an additional 11,744,700 options that were not rollover options. In September 1999, the Board of Directors amended the plan to decrease the number of non-rollover options that could be granted under the plan to 10,152,000 shares. All shares of common stock underlying non-rollover options granted under the 1998 Plan that are forfeited or cancelled are added to the shares of common stock available for issuance under the Digitas Inc. 2000 Stock Option and Incentive Plan.

All options granted under the 1998 Plan were non-qualified stock options. Grants under the 1998 Plan were made to employees and non-employee directors, consultants and independent contractors. A committee of the Board of Directors administers the 1998 plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.



Each rollover option was immediately exercisable as of the date of grant and has an exercise price equal to the base value of the stock appreciation rights or the exercise price of the stock options, as applicable, from which the options were converted. All other options granted under the 1998 Plan are generally subject to a five-year vesting schedule pursuant to which the options vest in equal annual installments on the third, fourth and fifth anniversaries of the grant date. In addition, all options other than rollover options must have a per share exercise price equal to or greater than the fair market value of a share of the Company's common stock as of the grant date, as determined by the Board of Directors or a committee of such Board. All options granted under the 1998 Plan terminate on the tenth anniversary of the grant date. Vested options may be exercised for specified periods after the termination of the optionee's employment or other service relationship with the Company or its affiliates.

In September 1999, the Board of Directors adopted the 1999 Option Plan (the "1999 Plan"), which initially allowed for the grant of up to 13,592,700 shares of common stock. All common stock shares underlying options granted under the 1999 Plan that are forfeited or cancelled are added to the shares of common stock available for issuance under the Digitas Inc. 2000 Stock Option and Incentive Plan.

Grants under the 1999 Plan may be made to employees and non-employee directors, consultants and independent contractors who contribute to the management, growth and profitability of the Company's business or its affiliates. A committee of the Board of Directors administers the 1999 Plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Non-qualified stock options granted under the 1999 Plan may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Under the 1999 Plan, incentive stock options and non-qualified stock options are generally subject to a four-year vesting schedule pursuant to which the options vest 25% on the first anniversary of the grant date and an additional 6.25% on each consecutive three-month period thereafter. The options generally terminate on the tenth anniversary of the grant date. In addition, vested options may be exercised for specified periods after the termination of the optionee's employment or other service relationship with the Company or its affiliates.

Effective December 1999, the Board of Directors adopted the Digitas Inc. 2000 Stock Option and Incentive Plan (the "2000 Plan"). The 2000 Plan initially allowed for the grant of up to 7,718,200 shares of common stock. In May 2001, the Company's shareholders and Board of Directors approved an additional 15,000,000 shares of common stock for grant under the 2000 Plan. In addition, all common stock shares underlying non-rollover options granted under the 1998 Plan and options granted under the 1999 Plan that are cancelled or forfeited are added to the shares of common stock available for issuance under the 2000 Plan.



Grants under the 2000 Plan may be made to employees and non-employee directors, consultants and independent contractors who contribute to the management, growth and profitability of the Company's business or its affiliates. A committee of the Board of Directors administers the 2000 Plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Non-qualified stock options granted under the plan may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Under the 2000 Plan, incentive stock options and non-qualified stock options are generally subject to a four-year vesting schedule pursuant to which the options vest 25% on the first anniversary of the grant date and an additional 6.25% on each consecutive three-month period thereafter. The options generally terminate on the tenth anniversary of the grant date. In addition, vested options may be exercised for specified periods after the termination of the optionee's employment or other service relationship with the Company or its affiliates.

As of December 31, 2002, 16,640,606 shares of common stock were available for future grant and 47,762,026 shares of common stock were reserved for future issuance under the Company's option plans.

The following table summarizes stock option activity under the 1998, 1999 and 2000 Plans:

	Year Ended December 31,					
	2002		2001		2000	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Options outstanding at beginning of period	32,602,534	$3.56	30,291,626	$3.79	28,308,972	$2.66
Options granted	2,439,310	4.16	9,325,490	4.24	4,551,458	11.82
Options exercised	(2,060,985)	1.47	(2,268,397)	1.32	(1,015,330)	1.08
Options canceled	(1,859,439)	6.71	(4,746,185)	6.13	(1,553,474)	8.55
Options outstanding at end of period	31,121,420	$3.55	32,602,534	$3.56	30,291,626	$3.79
Weighted-average fair value of options granted during the year at fair market value		$2.38		$2.62		$8.40
Weighted-average fair value of options granted during the year below fair market value						$14.21

	Options Outstanding			Options Exercisable	
Range of exercise price	Number outstanding at December 31, 2002	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number exercisable at December 31, 2002	Weighted-average exercise price
$0.94 – $2.19	9,389,036	5.8	$1.17	9,313,993	$1.17
$2.40 – $3.10	12,144,485	6.8	2.71	4,867,386	2.69
$3.26 – $4.95	4,069,836	8.2	4.37	1,884,939	4.71
$5.35 – $8.74	1,528,118	8.3	5.59	1,093,267	5.56
$8.75 – $8.97	3,314,958	6.6	8.76	2,439,075	8.76
$12.50 – $16.88	433,987	7.3	15.14	239,219	15.04
$18.00 – $24.00	241,000	7.5	18.51	135,587	18.51
$0.94 – $24.00	31,121,420	6.8	$3.55	19,973,466	$3.32



In addition to the recapitalization, during 2000 and 1999, the Company issued 2,438,000 and 8,360,000 stock options, respectively, to employees at exercise prices ranging from $2.52 to $8.75, which at the time of the grant were below the fair market value of the Company's common stock. As a result of these option grants, the Company has recorded deferred compensation expense, which represents the aggregate difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes for grants to employees. These amounts are recognized as compensation expense over the vesting period of the underlying stock options. The Company recorded compensation expense of $8.4 million, $10.1 million and $14.8 million, respectively, during the years ended December 31, 2002, 2001 and 2000, related to these options.

Common Stock Warrants

During the year ended December 31, 1999, the Company issued warrants to purchase 900,000 shares of common stock at an exercise price of $2.52 per share. Subsequently, during the same year, the Board of Directors authorized the Company to repurchase warrants to purchase 120,000 of these shares. The remaining warrants are fully exercisable and expire in January 2009.

10. INCOME TAXES

The components of loss before income taxes and the provision for income taxes are as follows:

	December 31,		
	2002	2001	2000
Loss before income taxes	$(40,100)	$(93,940)	$(19,957)
Benefit from (provision for) income taxes:			
Federal			
Current	(14,039)	(27,261)	(6,080)
Deferred	12,883	29,923	4,788
Total federal	(1,156)	2,662	(1,292)
State			
Current	(2,007)	(4,697)	(2,195)
Deferred	2,963	1,887	1,871
Total state	956	(2,810)	(324)
Provision for income taxes	$(200)	$(148)	$(1,616)



The reconciliation of income tax computed at statutory rates to the effective rate is as follows:

	December 31,		
	2002	2001	2000
United States statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.5	4.8	5.0
Goodwill and other permanent differences	(0.3)	7.0	(11.4)
Change in valuation allowance	(39.7)	(47.0)	(35.6)
Effective tax rate	(0.5)%	(0.2)%	(7.0)%

The tax effects of temporary differences that give rise to a significant portion of the deferred income tax assets (liabilities), net, are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Amortization of intangibles	$20,962	$24,805
Accrued expenses	7,636	4,973
Stock-based compensation	15,772	12,376
Allowance for doubtful accounts	380	447
Depreciation	999	836
Restructuring charge	19,251	7,863
Net operating loss carryforward	15,169	12,970
Total deferred tax assets	80,169	64,270
Net deferred tax asset	80,169	64,270
Valuation allowance	(79,969)	(64,122)
Total	$200	$148

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2002 the Company has available federal and various state net operating loss carryforwards of approximately $37,000,000 beginning to expire in 2020. At December 31, 2002, a full valuation allowance has been recorded.

The December 31, 2001 deferred tax assets have been grossed up to recognize the tax consequences associated with the increase to the net operating loss carryforward of approximately $9,000,000. These amounts are fully reserved and accordingly have no impact on the financial statements.

A receivable of approximately $293,000 and $5,600,000 related to the carryback of 2001 losses is included in other current assets at December 31, 2002 and 2001, respectively.

11. EMPLOYEE BENEFIT PLANS

Effective December 1999, the Board of Directors and shareholders adopted the 2000 Employee Savings Plan (the "2000 Savings Plan"). This plan provides for a discretionary Company match of employee contributions, up to 4%, subject to certain IRS restrictions. For the years ended December 31, 2002, 2001 and 2000, the Company incurred approximately $0.8 million, $2.4 million and $3.2 million, respectively, representing matching contributions and administrative expenses related to the 2000 Savings Plan. In addition, the Company has an employee stock purchase plan, under which a total of up to 2,200,000 shares of common stock are authorized to be sold to participating employees. Participating employees may purchase shares of common stock at 85% of the stock's fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's base compensation.

12. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company provided approximately $52,000 in services to a client whose chairman and founder is a current director of Digitas and shareholder of greater than ten percent of the Company's outstanding common stock. All services were provided to this company at arms-length business terms.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Prior to the initial public offering, the Company entered into interest rate swap agreements to fix interest rates on portions of existing long-term debt and to mitigate the effect of changes in interest rates on earnings. The Company entered into separate agreements on February 22 and 24, 1999, each for a notional amount of $20.0 million and each having a maturity date of February 2001. Under the terms of the agreements, the Company locked in fixed rates of 5.36% and 5.30% on the notional amounts and the company compensated the financial institution or was compensated by the financial institution for the differential between the fixed rates and the current LIBOR rate. Through March 14, 2000, the interest rate differential payable or receivable on the agreements was recognized on an accrual basis as an adjustment to interest expense. Immediately following the initial public offering, the Company repaid the entire outstanding term loan balance with the bank. As a result, the interest rate swap agreements were no longer considered necessary as a hedge. These interest rate swap agreements were terminated in April 2000 at a total value of $447,000. A realized gain on investments of $447,000 is included in the statement of operations for the year ended December 31, 2000.

14. SEGMENTS AND RELATED INFORMATION

The Company manages its business as one segment. Accordingly, the financial information disclosed in these financial statements represents the material financial information related to the Company's single operating segment.



The Company attempts to limit its concentration of credit risk by securing clients with significant assets or liquidity. While the Company enters into written agreements with its clients, such contracts are typically terminable between 30 and 90 days notice. Management believes a loss of any one of its significant clients or any significant reduction in the use of its services by a major client could have a material adverse effect on the Company's business, financial condition and results of operations. During the years ended December 31, 2002, 2001 and 2000, the Company's top ten clients represent 78%, 74% and 85%, respectively, of the Company's total fee revenue. The table below summarizes customers that individually comprise greater than 10% of the Company's fee revenue.

	Customer		
	A	B	C
2002	12%	18%	23%
2001	*	19%	20%
2000	*	19%	16%

* Less than 10% in year presented

15. COMMITMENTS AND CONTINGENCIES

Capitalized Leases

The Company has certain noncancelable leases to finance telephone equipment, copier equipment and software. The total capitalized cost of the assets subject to capital leases was approximately $2,668,000 and $2,681,000 with accumulated amortization of approximately $2,273,000 and $1,663,000 as of December 31, 2002 and 2001, respectively.

Other Lease Obligations

The Company leases office facilities and certain office equipment under cancelable and noncancelable operating lease agreements expiring at various dates through July 2015. Certain of the facility leases contain renewal options and escalation clauses.

The Company leases office space under noncancelable operating leases. Rent expense, including amounts described above, consisting of minimum lease payments under noncancelable operating leases amounted to approximately $10,362,000, $14,936,000, and $13,713,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Portions of the Company's space are sublet to other tenants under leases expiring during the next one to ten years. For the years ended December 31, 2002, 2001 and 2000, the Company's rent expense was partially offset by tenant income of approximately $1,900,000, $800,000, and $119,000, respectively. The future minimum rental payments required under capital and operating leases as of December 31, 2002 are as follows:



	Capital Leases	Operating Leases
2003	$284	$23,275
2004	-	23,498
2005	-	23,279
2006	-	11,554
2007	-	10,787
Thereafter	-	36,279
Total minimum rental payments required	284	$128,672
Less amount representing interest	(8)	
Present value of net minimum lease payments	276	
Less current maturities	(276)	
Long-term obligations, capital lease	$ -	

Minimum payments have not been reduced by minimum sublease income of $16,179,000 due in the future under noncancelable subleases.

16. LEGAL PROCEEDINGS

From time to time, the Company may be involved in various claims and legal proceedings arising in the ordinary course of its business. The Company believes it is not currently a party to any such claims or proceedings, which, if decided adversely to it, would either individually or in the aggregate have a material adverse effect on the Company's business, financial condition or results of operations.

The Company is a party to stockholder class action law suits filed in the United States District Court for the Southern District of New York. Between June 26, 2001 and August 16, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against the Company, several of its officers and directors, and five underwriters of its initial public offering (the "Offering"). The purported class actions are all brought on behalf of purchasers of the Company's common stock since March 13, 2000, the date of the Offering. The plaintiffs allege, among other things, that the Company's prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose that the underwriters had engaged in conduct designed to result in undisclosed and excessive underwriters' compensation in the form of increased brokerage commissions and also that this alleged conduct of the underwriters artificially inflated the Company's stock price in the period after the Offering. The plaintiffs claim violations of Sections 11, 12 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission and seek, among other things, damages, statutory compensation and costs of litigation. Effective October 9, 2002, the claims against the Company's officers and directors were dismissed without prejudice. Effective February 19, 2003, the Section 10(b) claims against the Company were dismissed. The Company believes that the remaining claims against it are without merit and intends to defend them vigorously. Management currently believes that resolving these matters will not have a material adverse impact on the Company's financial position or its results of operations; however, litigation is inherently uncertain and there can be no assurances as to the ultimate outcome or effect of these actions.



17. SUBSEQUENT EVENTS

On February 25, 2003, the Company announced that it commenced a self-tender offer to purchase up to 6,426,735 shares of its common stock at a purchase price of $3.89 per share, for an aggregate purchase price of up to approximately $25 million. The offer expires March 25, 2003, unless the Company extends the offer. If more than 6,426,735 shares are tendered, the Company will purchase shares from each tendering shareholder on a pro rata basis. All shares tendered but not repurchased by the Company will be returned promptly to the shareholder.

Concurrently, the Company executed a fourth amendment to its credit facility originally dated July 25, 2000. The amendment extended the expiration date of the credit facility from July 25, 2003 to February 23, 2006.



The following table sets forth a summary of unaudited quarterly operating results for each of the eight quarters ended December 31, 2002. This information has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this report and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. The results for any quarter are not necessarily indicative of future quarterly results of operations, and we believe that period-to-period comparisons should not be relied upon as an indication of performance that may be expected for any future period.

	Three Months Ended: (in thousands)							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Revenue:								
Fee revenue	$51,407	$52,721	$50,245	$49,558	$46,953	$51,033	$60,474	$77,054
Pass-through revenue	40,854	32,798	24,010	19,431	19,661	21,241	29,050	29,829
Total revenue	92,261	85,519	74,255	68,989	66,614	72,274	89,524	106,883
Operating expenses:								
Professional services costs	30,780	30,959	29,281	29,410	28,729	38,766	43,576	46,623
Pass-through expenses	40,854	32,798	24,010	19,431	19,661	21,241	29,050	29,829
Selling, general and administrative expense	16,649	16,878	16,958	17,263	17,359	23,702	26,522	27,962
Stock-based compensation	2,220	2,066	2,084	2,077	975	3,430*	2,267*	3,475*
Amortization of intangible assets	177	176	177	176	6,309	6,309	6,310	6,310
Restructuring expenses	-	47,114	-	-	-	24,995	16,893	-
Total operating expenses	90,680	129,991	72,510	68,357	73,033	118,443	124,618	114,199
Income (loss) from operations	1,581	(44,472)	1,745	632	(6,419)	(46,169)	(35,094)	(7,316)
Other income (expense):								
Interest income	257	266	215	220	226	268	287	662
Interest expense	(142)	(137)	(144)	(139)	(103)	(108)	(110)	(166)
Other miscellaneous income (expense)	-	-	20	(2)	3	91	4	4
	115	129	91	79	126	251	181	500
Income (loss) before provision for income taxes	1,696	(44,343)	1,836	711	(6,293)	(45,918)	(34,913)	(6,816)
Provision for income taxes	-	(200)	-	-	-	-	-	(148)
Net income (loss)	$1,696	$(44,543)	$1,836	$711	$(6,293)	$(45,918)	$(34,913)	$(6,964)

* As previously reported in the Company's 10-K for the year ended December 31, 2001, the first, second and third quarters of 2001 have been adjusted from $3,122, $898, and $2,324, respectively, as reported in the Company's Form 10-Qs filed during 2001.

Certain previously reported amounts have been reclassified to conform to the current year presentation.



Executive Committee

David W. Kenny*
Chairman and
Chief Executive Officer

Robert L. Cosinuke*
Executive Vice President
President of Global Capabilities

Jeffrey J. Coté*
Executive Vice President
Chief Financial Officer and
Chief Operating Officer

Thomas M. Lemberg*
Executive Vice President
General Counsel and Secretary

Greg R. Johnson
Executive Vice President
President, Digitas Europe

Laura W. Lang
Executive Vice President
President, Digitas New York
and Chicago

Robert G. Willms
Executive Vice President
President, Digitas Boston
and San Francisco

*Executive Officers of the Company.

Board of Directors

Gregor S. Bailar
Chief Information Officer
CapitalOne Financial Corp.

Michael E. Bronner
Founder and Chairman
Upromise, Inc.

John L. Bunce, Jr.
Managing Director
Hellman & Friedman LLC

Philip U. Hammarskjold
Managing Director
Hellman & Friedman LLC

Patrick J. Healy
Managing Director
Hellman & Friedman LLC

David W. Kenny
Chairman and
Chief Executive Officer
Digitas

Arthur Kern
Private Investments

TRANSFER AGENT
Communications regarding stock transfer requirements, lost certificates, and changes of address should be sent to: American Stock Transfer, 59 Maiden Lane, New York, NY 10038. Telephone: 1.800.937.5449.

SHAREHOLDER SERVICES
Requests for information about stock holdings and transfers should be sent to the Office of the Corporate Secretary, Digitas Inc., 800 Boylston Street, Boston, MA 02199. Telephone 617.867.1716, e-mail: mslayter@digitas.com.

INVESTOR INFORMATION
Information about Digitas, including our Forms 10-K and 10-Q and press releases, may be obtained through the Investor section of our web site, www.digitas.com, or by calling Digitas Investor Relations, 617.867.1988.

SHAREHOLDER AND STOCK LISTING
The Company's common stock is traded on the NASDAQ Stock Market under the symbol "DTAS." On December 31, 2002, there were 62,510,919 shares of common stock outstanding. The following table sets forth for the periods indicated the quarterly high and low closing sales prices of the common stock on the NASDAQ stock market.

CLOSING SALES PRICES

	High	Low
2001		
1st Quarter	$9.00	$3.50
2nd Quarter	$7.45	$3.75
3rd Quarter	$5.10	$1.71
4th Quarter	$4.02	$1.25
2002		
1st Quarter	$5.90	$3.90
2nd Quarter	$5.50	$3.10
3rd Quarter	$4.86	$2.20
4th Quarter	$4.05	$2.30
2003		
1st Quarter (through March 7, 2003)	$4.24	$3.10

DIVIDENDS
Historically, the Company has not paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

ANNUAL MEETING
The annual meeting of stockholders will be held on Thursday, May 15, 2003, at 9 a.m. EDT, at Digitas, on the 18th floor of the Prudential Tower, 800 Boylston Street, Boston, MA 02199.

Internet Access: www.digitas.com

Independent Auditors for the fiscal year 2002: Ernst & Young LLP, 200 Clarendon Street, Boston, MA 02116. Telephone 617.266.6000

It is Digitas policy to extend equal employment opportunity to all applicants and employees regardless of race, color, religion, national origin, disability, age, gender, sexual orientation, military status, or any quality unrelated to merit.



BOSTON

Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
Tel 617.867.1000

CHICAGO

111 East Wacker Drive
Chicago, Illinois 60601
Tel 312.729.0100

LONDON

9-10 Alfred Place
London, England WC1E 7EB
Tel 011.44.207.494.6700

NEW YORK

355 Park Avenue South
New York, New York 10010
Tel 212.610.5000

SAN FRANCISCO

475 Sansome Street
San Francisco, California 94111
Tel 415.743.3900



www.digitas.com

For Informational Purposes Only



DIGITAS Inc.	2003 Proxy Statement



800 Boylston Street
Boston, Massachusetts 02199

April 4, 2002

Dear Stockholder,

You are cordially invited to attend the Annual Meeting of Stockholders of Digitas Inc. ("Digitas" or the "Company") to be held on Thursday, May 15, 2003, at 9:00 A.M. local time, at the Company's headquarters on the eighteenth floor of the Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199.

The Annual Meeting has been called for the purpose of (i) electing three Class III directors for a three-year term and (ii) considering and voting upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed Thursday, March 20, 2003, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

The Board of Directors of Digitas recommends that you vote "FOR" the election of each nominee of the Board of Directors as directors of the Company.

Please use this opportunity to take part in the affairs of Digitas. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy or vote electronically via the Internet or by telephone.

On behalf of the Board of Directors, I would like to express our appreciation for your interest in Digitas.

Sincerely,

David W. Kenny
Chairman of the Board of Directors
and Chief Executive Officer

DIGITAS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held on May 15, 2003

Notice is hereby given that the Annual Meeting of Stockholders of Digitas Inc. (the "Company") will be held on Thursday, May 15, 2003, at 9:00 A.M. local time, at the Company's headquarters on the eighteenth floor of the Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199 (the "Annual Meeting") for the purpose of considering and voting upon:

1. The election of three Class III directors to hold office until the Company's 2006 annual meeting of stockholders and until their successors are duly elected and qualified.
2. Such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 20, 2003 as the record date for determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. Only holders of record of Common Stock at 5:00 P.M. local time on that date will be entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

In the event there are not sufficient shares to be voted in favor of any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE YOUR PROXY IN ONE OF THE FOLLOWING WAYS: (1) USE THE TOLL-FREE TELEPHONE NUMBER SHOWN ON THE ENCLOSED PROXY CARD; (2) GO TO THE WEBSITE ADDRESS SHOWN ON THE PROXY CARD AND VOTE OVER THE INTERNET; OR (3) MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. VOTES SUBMITTED VIA THE INTERNET OR BY TELEPHONE MUST BE RECEIVED BY 12:00 MIDNIGHT BOSTON TIME ON MAY 14, 2003. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY SUBMITTED YOUR PROXY.

By Order of the Board of Directors

Thomas M. Lemberg
Secretary

Boston, Massachusetts
April 4, 2003



800 Boylston Street
Boston, Massachusetts 02199
(617) 867-1000

Proxy Statement
ANNUAL MEETING OF STOCKHOLDERS
To Be Held on Thursday, May 15, 2003

Solicitation of Proxies

The accompanying proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders. The Annual Meeting will be held on Thursday, May 15, 2003, at 9:00 A.M. local time, at the headquarters of Digitas Inc. (the "Company") on the eighteenth floor of the Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199. This proxy statement and the accompanying proxy card are being mailed to stockholders on or about April 4, 2003.

Information about the Annual Meeting

Who Can Vote

Stockholders of record at the close of business on March 20, 2003 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. As of March 20, 2003, there were 63,698,681 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

Voting by Proxy

All of the Company's stockholders may vote by mail or in person at the Annual Meeting. Common Stock represented by properly executed proxies received by the Company and not revoked will be voted at the Annual Meeting in accordance with the instructions contained therein. If instructions are not given, properly executed proxies will be voted "FOR" the election of each nominee for director listed in this proxy statement.

Most of the Company's stockholders may also vote their shares by telephone or by using the Internet. If you vote by telephone or by using the Internet, you do not need to return your proxy card. The instructions for voting by telephone or by using the Internet can be found with your proxy card. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Revoking a Proxy

The Board of Directors is not aware of any other issue which may properly be brought before the Annual Meeting. If other matters are properly brought before the Annual Meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

You may revoke your proxy at any time before it is voted on any matter by voting in person at the Annual Meeting or at any time prior to the meeting:

- By delivering a written notice to the Secretary of the Company;
- By delivering an authorized proxy with a later date;
- By attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy); or
- By voting by telephone or over the Internet.

Number of Votes

All stockholders have one vote per share of Common Stock held. Holders of the Company's Common Stock are not entitled to vote cumulatively for the election of directors.

Quorum

The presence, in person or by proxy, of a majority of the total number of outstanding shares of Common Stock is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Shares that reflect abstentions or "broker non-votes" (i.e., shares represented at the meeting held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which the broker or nominee does not have discretionary power to vote such shares) will be counted for the purpose of determining whether a quorum is present for the transaction of business at the meeting.

Effect of Broker Non-Votes and Abstentions

A proxy submitted by an institution such as a broker or bank that holds shares for the account of a beneficial owner may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the stock. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on that matter, although these shares will be considered present and entitled to vote for other purposes, including to determine whether a quorum is present at the meeting. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the Annual Meeting. Abstentions will be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of votes cast with respect to a proposal (other than the election of directors).

Inspectors of Election

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify stockholders are independent and are not employees of the Company.

Proposal 1—Election of Directors (Item 1 on Proxy Card)

The Company's Board of Directors is divided into three classes, with members of each class holding office for three-year terms, with one class being elected at each annual meeting. There are currently two Class I directors, whose term of office will continue until the 2004 annual meeting of stockholders, two Class II directors, whose term of office will continue until the 2005 annual meeting of stockholders, and three Class III directors, whose term of office will continue until the 2003 annual meeting of stockholders (in all cases, subject to the election and qualification of their successors or their earlier death, resignation or removal).

At the Annual Meeting, the persons named in the enclosed proxy intend to vote the shares represented by each properly executed proxy for the election of Gregor S. Bailar, Michael E. Bronner and Philip U. Hammarskjold as Class III directors, unless authority to vote for the election of the nominee is withheld by marking the proxy to that effect. Messrs. Bailar, Bronner and Hammarskjold are currently directors of the Company. Your proxy cannot be voted for a greater number of directors than three, the number of nominees named by the Board of Directors.

The Class III directors elected will hold office until Digitas' annual meeting of stockholders to be held in 2006 and until their successors are elected and qualified. Each nominee has indicated his willingness to serve, if elected; however, if the nominee should be unable or unwilling to stand for election, the person acting under the proxy may vote the shares represented by each properly executed proxy for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that any nominee will be unable to serve if elected.

Vote Required for Approval

The affirmative vote of holders of a plurality of the votes cast by holders of shares of Common Stock present or represented by proxy and entitled to vote on the matter is required for the election of each nominee as a director of the Company.

Information Concerning Directors

All of the Company's directors are listed below with their principal occupation and business experience for the past five years, the names of other publicly held companies of which they serve as a director, and their age and length of service as a director of the Company.

NOMINEES FOR TERM EXPIRING IN 2006 (CLASS III DIRECTORS)

Gregor S. Bailar, Age 39, Director since 2001

Executive Vice President and Chief Information Officer, CapitalOne Financial Corp.

Mr. Bailar joined CapitalOne Financial, a financial services company, in November 2001 as Executive Vice President and Chief Information Officer, and is responsible for all technology activities for CapitalOne's businesses globally. Prior to joining CapitalOne, Mr. Bailar served as Chief Information Officer and Executive Vice President for Operations and Technology for the National Association of Securities Dealers/The Nasdaq Stock Market, from January 1998 until October 2001. From May 1997 until January 1998, Mr. Bailar was Managing Director and Vice President of Advanced Development, Global Corporate Banking, for Citicorp N.A. Mr. Bailar served as Chief Technology Architect and Director of Enterprise Technology, and Division Executive of Global Relationship Banking for Citicorp, N.A. from May 1994 to April 1997. He holds a degree in Electrical Engineering and Computer Science from Dartmouth College. He also serves on the board of directors for Red Oak Software.

Michael E. Bronner, Age 43, Director since 1980

Founder and Chairman, Upromise, Inc. (a college savings network)

Mr. Bronner is Founder and Chairman of Upromise, Inc., a college savings network. He also founded Digitas Inc. in 1980, serving as its Chief Executive Officer until September 1997 and as its Chairman until January 1999. He is the Chairman Emeritus of Digitas.

Philip U. Hammarskjold, Age 38, Director since 1999

Managing Director, Hellman & Friedman LLC (private equity investment firm)

Mr. Hammarskjold joined Hellman & Friedman LLC in 1992, became a partner in January 1996, and has served as a Managing Director of Hellman & Friedman LLC since January 1998. He holds a B.S.E. from Princeton University and an M.B.A. from Harvard Business School. He also serves on the board of directors of Upromise, Inc.

DIRECTORS WHOSE TERMS EXPIRE IN 2004 (CLASS I DIRECTORS)

John L. Bunce, Jr., Age 44, Director since 1999

Managing Director, Hellman & Friedman LLC (private equity investment firm)

Mr. Bunce joined Hellman & Friedman LLC in 1988 and became a Managing Director of that entity in 1990. He holds a B.A. from Stanford and an M.B.A. from Harvard Business School. He also serves on the boards of directors of National Information Consortium, a provider of Internet services to government entities, Western Wireless Corporation, an operator of cellular telephone systems, Arch Capital Group Limited, an insurance company, and several privately held entities.

David W. Kenny, Age 41, Director since 1997

Chairman and Chief Executive Officer of Digitas

Mr. Kenny joined the Company as Vice Chairman in January 1997. He was named Chief Executive Officer in September 1997 and Chairman in January 1999. From 1991 to 1997, Mr. Kenny was a partner at Bain & Company, a strategy consulting firm, and was named to its Policy Committee in 1995. He holds a B.S. degree from the General Motors Institute (now Kettering University) and an M.B.A. from Harvard Business School. Mr. Kenny also serves as a director of The Corporate Executive Board and as a director of Teach for America.

DIRECTORS WHOSE TERMS EXPIRE IN 2005 (CLASS II DIRECTORS)

Patrick J. Healy, Age 36, Director since 1999

Managing Director, Hellman & Friedman LLC (private equity investment firm)

Mr. Healy has been employed by Hellman & Friedman LLC since 1994 and has served as a Managing Director since January 1999. He holds an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Arthur Kern, Age 56, Director since 1999

Private Investor

Prior to investing in media and marketing services companies, Mr. Kern was co-founder and Chief Executive Officer of American Media, a group owner of commercial radio stations sold to AMFM (now part of Clear Channel Communications) in 1994. He holds a B.A. from Yale University. He also serves on the board of directors of Yahoo!, Inc., a global Internet company.

The Board of Directors recommends that the stockholders vote FOR the election of the nominees as directors of the Company.

Committees of the Board of Directors

The Board of Directors of the Company held seven meetings in 2002. During 2002, each of the directors attended at least 75 percent of the total number of meetings of the Board and of the committees of the Board for which he or she was a member, except Orit Gadiesh who attended 50 percent of the of meetings of the Board and of the committees of the Board of which she was a member that were convened prior to the expiration of her term on May 16, 2002. The Board of Directors has established an Audit Committee (the "Audit Committee"), a Compensation Committee (the "Compensation Committee"), and an Executive Committee (the "Executive Committee").

From January 1, 2002 through January 9, 2002, the Audit Committee consisted of Philip Hammarskjold, its chairman, Orit Gadiesh and Art Kern. On January 10, 2002, Gregor Bailar was appointed as a member of the Audit Committee. On May 16, 2002, Orit Gadiesh ceased to be a member of the Audit Committee with the expiration of her term as a director. Since May 16, 2002, the Audit Committee has consisted of Philip Hammarskjold, Gregor Bailar and Arthur Kern. The Board of Directors has determined that Messrs. Bailar and Kern are "independent" as defined in the National Association of Securities Dealers' listing standards. Mr. Hammarskjold is not independent under those standards because he is a Managing Director of Hellman & Friedman LLC, an affiliate of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. which beneficially owned, in the aggregate, approximately 31,358,723 shares, or approximately 49% of the Company's Common Stock as of March 20, 2003. However, the Board of Directors of the Company, including the independent directors, has determined, as required by the NASD's rules, that exceptional and limited circumstances exist, and that Mr. Hammarskjold's service on the Audit Committee is required by the best interests of the Company and its stockholders. The reasons for the Board's determination include the fact that Mr. Hammarskjold has served on the Company's Audit Committee since its formation in December 1999 and as a director of the Company since December 1999, and, as a result, he has unique and significant knowledge about the Company's business and operations, Mr. Hammarskjold is sophisticated in financial matters and he has significant knowledge in the Company's industry. The Audit Committee held five meetings in 2002. The Audit Committee provides advice and assistance regarding accounting, auditing, and financial reporting practices of the Company. Each year, it recommends to the Board a firm of independent public accountants to serve as the Company's auditors. The Audit Committee reviews with such auditors the scope and results of their audit, fees for services, and independence in servicing the Company. The Audit Committee also periodically reviews the Company's accounting policies and internal accounting controls.

From January 1, 2002 to March 4, 2002, the Compensation Committee consisted of Arthur Kern, its chairman, Patrick Healy and Orit Gadiesh. On March 5, 2002, Gregor Bailar was appointed as a member of the Compensation Committee. On May 16, 2002, Orit Gadiesh ceased to be a member of the Compensation Committee with the expiration of her term as a director. Since May 16, 2002, the Compensation Committee has consisted of Art Kern, Gregor Bailar and Patrick Healy. The Compensation Committee held five meetings in 2002. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the amount and type of consideration to be paid to senior management, administering the Company's stock plans and establishing general policies relating to the compensation and benefits of employees. The Compensation Committee also recommends compensation policies and amounts for the Board of Directors. Members of the Compensation Committee conferred regularly with the Chief Executive Officer and the Chief People Officer on issues of incentive compensation and recruiting, and have directly supported selection and recruiting efforts for key individuals.

The Executive Committee, whose members are David Kenny and Philip Hammarskjold, held one meeting in 2002. Between regularly scheduled meetings of the Board of Directors, the Executive Committee is vested with all powers and authority of the Board of Directors in the management of the business and affairs of the Company that may lawfully be delegated to a committee of the Board of Directors under Delaware law.

Compensation of Directors

Company employees are not compensated for serving on the Board of Directors or committees of the Board. Non-employee directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of the Board of Directors but do not currently receive a fee for their service as directors.

Non-employee directors are eligible to participate in the Company's 2000 Stock Option and Incentive Plan. Since their election to the Board of Directors, the Company has granted to each of Messrs. Bronner and Kern non-qualified options to purchase 176,000 shares of the Company Common Stock. Of these options, 156,000 were granted to Mr. Kern on June 1, 1999, have an exercise price of $2.52 per share and became exercisable in full on June 1, 2002. The 156,000 options granted to Mr. Bronner were granted on December 2, 1999, have an exercise price of $8.75 per share and became exercisable in full on December 2, 2002. An additional 10,000 options were granted to each of Messrs. Bronner and Kern on March 1, 2001 at an exercise price of $4.9375 per share and become exercisable in full on March 1, 2004, regardless of whether such individuals are serving as directors of the Company at that time. An additional 10,000 options were granted to each of Messrs. Bronner and Kern on January 2, 2002 at an exercise price of $3.90 per share and become exercisable in full on January 2, 2005, regardless of whether such individuals are serving as directors of the Company at that time.

The Company has granted Mr. Bailar non-qualified options to purchase 40,000 shares of Company Common Stock. Of these options, 30,000 were granted to Mr. Bailar on November 14, 2001, have an exercise price of $2.19 per share and become exercisable in full on November 14, 2004, regardless of whether he is serving as a director of the Company at that time. Mr. Bailar was granted an additional option to purchase 10,000 shares of Company Common Stock on January 2, 2002 at an exercise price of $3.90 per share and become exercisable in full on January 2, 2005, regardless of whether Mr. Bailar is still serving as a director of the Company at that time.

Orit Gadiesh served as a member of the Board of Directors until the expiration of her term on May 16, 2002. Since her election to the Board of Directors, the Company granted Ms. Gadiesh non-qualified options to purchase 166,000 shares of Company Common Stock. Of these options, 156,000 were granted to Ms. Gadiesh on June 1, 1999, have an exercise price of $2.52 per share and became exercisable in full on June 1, 2002. An additional 10,000 options were granted to Ms. Gadiesh on March 1, 2001 at an exercise price of $4.9375 per share and become exercisable in full on March 1, 2004, regardless of whether she is serving as a director of the Company at that time.

Executive Officers

The names and ages of all executive officers of the Company and, unless previously set forth above, the principal occupation and business experience for at least the last five years for each are set forth below.

Name	Age	Position
David W. Kenny	41	Chairman and Chief Executive Officer
Jeffrey J. Cote	36	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Robert L. Cosinuke	42	Executive Vice President, President of Global Capabilities
Thomas M. Lemberg	56	Executive Vice President, General Counsel and Strategic Relationships

Jeffrey J. Cote was elected Chief Operating Officer effective January 2003, and as Chief Financial Officer effective January 2001. He joined the Company as Senior Vice President and Controller in February 2000. Prior to joining the Company, Mr. Cote was Corporate Controller of The Monitor Group, a management consulting firm, beginning in 1997. From 1989 to 1997, he was with Ernst & Young LLP, a public accounting firm, in its Tax Audit and National Accounting groups. Mr. Cote received his B.A. and M.A. from Florida Atlantic University. He is a certified public accountant in Massachusetts and Florida.

Robert L. Cosinuke was elected President of Global Capabilities effective January 2003 after serving as President of Digitas' Boston office from September 2000 to January 2003. He joined the Company in April 1992, was promoted to Senior Vice President in August 1997 and promoted again to Executive Vice President in October 1999. Mr. Cosinuke received his B.A. from Haverford College and his M.B.A. from Harvard Business School. He also serves on the board of directors of eDialog, Inc.

Thomas M. Lemberg joined the Company in July 2001 as Executive Vice President, General Counsel and Strategic Relationships. Prior to his appointment at Digitas, Mr. Lemberg served as Vice President and General Counsel of Lotus Development Corporation, a software company, as Senior Vice President and General Counsel of Polaroid Corporation, an imaging company, and then as Senior Vice President for Global Alliances of Polaroid. Before joining the Company, he was Managing Director and General Counsel of Cambridge Incubator, a development company. Mr. Lemberg holds a B.A. from Princeton University and a J.D. from Yale Law School.

Each of the officers holds his respective office until the regular annual meeting of the Board of Directors following the annual meeting of stockholders and until his successor is elected and qualified or until his or her earlier resignation or removal.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter (the "Audit Committee Charter") approved and adopted by the Board. The Audit Committee Charter is attached to this proxy statement as Exhibit A.

The Audit Committee has prepared the following report for inclusion in this proxy statement:

The Audit Committee has reviewed and discussed the Company's December 31, 2002 audited financial statements with management and with Ernst & Young LLP, the Company's independent auditors. The Audit Committee also has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (communication with audit committees) as amended by Statement on Auditing Standards No. 90 (audit committee communications). In addition, the Audit Committee has also received from the independent auditors the written disclosures and the letter required by the Independence Standards Board Standards No. 1 (Independence Discussions with the Audit Committee) and has discussed with Ernst & Young LLP their independence from the Company. The Audit Committee also considered whether the auditors' provision of non-audit services to the Company is compatible with the independence of Ernst & Young LLP.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

While the Audit Committee oversees the Company's financial reporting process for the Board of Directors consistent with the Audit Committee Charter, management has primary responsibility for this process including the Company's system of internal control, and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. In addition, the Company's independent auditors and not the Audit Committee are responsible for auditing those financial statements.

Respectfully submitted,

The Audit Committee
Gregor S. Bailar
Philip U. Hammarskjold
Arthur Kern

Fees Paid to Independent Auditors

During the year ended December 31, 2002, the Company paid the following fees to Ernst & Young LLP:

Audit Fees	$227,500
All Other Fees:	
Audit of Employee Benefit Plans	$ 10,000
Tax Compliance Matters:	$ 56,700
Other Fees	$ 34,827
Total	$329,027

The Audit Committee believes that the provision of the non-audit services above is compatible with maintaining the auditor's independence.

Security Ownership of Executive Officers and Directors

The table below reflects the number of shares of Common Stock beneficially owned by each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, as well as the chief executive officer, the four other most highly paid executive officers, including one former executive officer, the directors, and all directors and executive officers of the Company as a group as of March 20, 2003. Unless otherwise noted, the business address of the listed beneficial owner is Digitas Inc., 800 Boylston Street, Boston, Massachusetts 02199.

Beneficial Owner(1)	Number of shares of Common Stock	Percent of Class (%)
5% STOCKHOLDERS		
H&F Investors III (2) One Maritime Plaza, Suite 1200 San Francisco, CA 94111	31,358,723	48.6
DIRECTORS AND NAMED EXECUTIVE OFFICERS		
David W. Kenny(3)	8,222,245	11.4
Jeffrey J. Cote(4)	195,006	*
Thomas M. Lemberg(5)	76,875	*
Michael D. Ward(6)	857,796	1.3
Michael E. Bronner(7)	7,265,522	11.4
Gregor Bailar CapitalOne Financial Corp 2980 Fairview Park Drive Falls Church, VA 22042	—	—
Arthur Kern(8)	493,816	*
John L. Bunce, Jr.(9) One Maritime Plaza, Suite 1200 San Francisco, CA 94111	25,246	*
Philip U. Hammarskjold(9) One Maritime Plaza, Suite 1200 San Francisco, CA 94111	9,322	*
Patrick J. Healy(9) One Maritime Plaza, Suite 1200 San Francisco, CA 94111	5,149	*
All executive officers and directors, as a group (11 persons)(10)	18,252,591	24.6

* Less than 1%

Table Footnotes

(1) In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 20, 2002 were deemed to be outstanding. We did not deem such shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

(2) Includes 27,909,201 shares and warrants that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 711,906 shares, owned by Hellman & Friedman Capital Partners III, L.P. Includes 2,054,890 shares and warrants that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 52,416 shares, owned by H&F Orchard Partners III, L.P. Includes 614,632 shares and warrants that are currently exercisable or will become exercisable within 60 days of

March 20, 2003 for 15,678 shares, owned by H&F International Partners III. L.P. Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. announced their intention to tender 30,578,723 shares of Common Stock in the Company's self-tender offer to purchase 6,426,735 shares of Common Stock. The self-tender offer was commenced on February 25, 2003. As the Company expects that more than 6,426,735 shares will be tendered by all shareholders in the tender offer, the Company anticipates that shares tendered will be subject to pro ration.

(3) Includes 1,000 shares held by Mr. Kenny, options held by Mr. Kenny that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 8,129,245 shares, and 92,000 shares held by a trust for the benefit of Mr. Kenny's minor children of which Mr. Kenny's spouse is sole trustee and as to which Mr. Kenny disclaims beneficial ownership.

(4) Includes 7,000 shares held by Mr. Cote and options held by Mr. Cote that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 188,006 shares.

(5) Includes options held by Mr. Lemberg that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 76,875 shares.

(6) Includes 45,000 shares held by Mr. Ward and options held by Mr. Ward that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 812,796 shares.

(7) Includes 4,257,318 shares held by Mr. Bronner and 2,852,204 shares held by the Bronner Irrevocable Trust, a trust for the benefit of Mr. Bronner's minor children of which Mr. Bronner's spouse is co-trustee as to which Mr. Bronner disclaims beneficial ownership. Includes options held by Mr. Bronner that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 156,000 shares. Mr. Bronner and the Bronner Irrevocable Trust announced their intention to tender 6,398,570 shares of Common Stock in the Company's self-tender offer to purchase 6,426,735 shares of Common Stock. The self-tender offer was commenced on February 25, 2003. As the Company expects that more than 6,426,735 shares will be tendered by all shareholders in the tender offer, the Company anticipates that shares tendered will be subject to pro ration.

(8) Includes 337,816 shares held by the Arthur Kern Revocable Trust of which Arthur Kern has sole dispositive and voting power and options held by Mr. Kern that are currently exercisable or will become exercisable within 60 days of March 20, 2003 for 156,000 shares.

(9) Messrs. Bunce, Hammarskjold and Healy are affiliated with Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. H&F Investors III is the sole general partner for Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., which in turn has H&F Management III, LLC and H&F Investors III, Inc. as its general partners, with H&F Investors III, Inc. as its managing general partner. The sole owner of H&F Investors III, Inc. is The Hellman Family Revocable Trust. Messrs. Bunce, Hammarskjold and Healy are members of H&F Management III, LLC. The investment decisions of H&F Investors III, Inc. are made by a ten person executive committee of which Messrs. Bunce, Hammarskjold and Healy are members. While Messrs. Bunce, Hammarskjold and Healy could each be deemed to beneficially own the shares held by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., each of them disclaims beneficial ownership except to the extent of his indirect pecuniary interest.

(10) Includes outstanding options to purchase 10,583,495 shares of Common Stock that are currently exercisable or will become exercisable within 60 days of March 20, 2003.

EXECUTIVE COMPENSATION
REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors consists of Messrs. Kern, Bailar and Healy. Each of the members of the Compensation Committee is a non-employee director of the Company. The Compensation Committee is responsible for approving executive officer compensation and for administering compensation and benefit plans for senior executives. Executive compensation programs are structured to provide overall levels of compensation opportunity that are competitive with the Company's industry, as well as a broader spectrum of companies of comparable size and complexities. The objectives of the Company's executive compensation programs are to:

- attract and retain highly talented executives;
- link rewards to performance at various levels in the organization including company, unit and individual performance; and
- drive favorable returns and value for its shareholders.

A mix of compensation components is provided to executives to achieve these objectives with an emphasis on equity-based compensation. The components of the Company's Executive Compensation Program are base salary, short-term incentive compensation through an annual bonus and long-term incentive compensation through grants of stock options.

Base Salary

Salaries of executive officers are derived through a combination of external and internal factors. Through a comparison of competitive industry practice as well as an assessment of each executive's performance, scope and impact of his or her job, and the current and historic performance of the Company, Mr. Kenny recommends to the Compensation Committee a base salary for each executive officer. In 2002, base salaries of senior executives were reinstated to the levels established prior to the 2001 salary reduction implemented to assist in cost containment. Salaries of newly hired executive officers reflect what the Compensation Committee believes is competitive and necessary in order to attract truly outstanding individuals instrumental to ensuring the Company's growth.

Annual Bonus

The purpose of the Executive Annual Bonus Plan is to motivate and reward the Company's executives for attainment of the Company's annual financial goals, achievement of financial performance and operating objectives of each executive's unit, and the individual performance of the executive. Bonus targets are established in the beginning of each year and reflect competitive industry practice. The bonus payable to each executive is adjusted upward or downward from the target based upon actual performance against the performance metrics. Bonuses of Senior Vice Presidents and above, including Executive Officers, are paid in a combination of cash and stock options in order to reinforce the focus on building long-term shareholder value and reduce the emphasis on cash compensation. All bonuses for Senior Vice Presidents and above are reviewed and approved by the Compensation Committee.

Stock Option Plan

The Company's 2000 Stock Option and Incentive Plan (the "Plan") provides for grants of non-qualified stock options to all employees of the Company. However, the Plan provides for significant grants to executives of the Company who are in a position to make major contributions to the Company's growth and profitability. New employees have received grants upon hiring and additional stock options are typically granted when an employee is promoted. During 2002, stock option holdings of senior executives were reviewed and incremental options were granted to certain executives to recognize added responsibilities and expanded roles.

Deferred Compensation Plan

The Company's Deferred Compensation Plan also assists it in retaining and attracting executive employees by providing them with tax deferred savings opportunities. Under the Deferred Compensation Plan, a select group of management and highly compensated employees, including the Company's executive officers, may defer up to 100% of their base salary, incentive compensation and option gains.

CEO Compensation

The compensation of Mr. Kenny, who serves as the Company's Chief Executive Officer, is managed under the same set of compensation objectives and programs as the other executive officers. Similar to other senior executives, in 2002, Mr. Kenny's base compensation was reinstated to the level established prior to the 2001 salary reduction implemented to assist in cost containment. Mr. Kenny's annual bonus reflects his accomplishments and strong leadership that resulted in solid Company performance in an uncertain and difficult business environment. Mr. Kenny's bonus, similar to other senior executives, is paid out in a combination of cash and stock options.

IRS Limits on Tax Deductibility of Compensation

The Securities and Exchange Commission requires that this report comment upon the Company's policy with respect to Section 162(m) of the Internal Revenue Code of 1986, under which the Company may not deduct certain forms of compensation in excess of one million dollars paid to an executive officer listed in the Summary Compensation Table unless certain requirements are met. The Committee's policy is to balance the deductibility of compensation with the need to provide appropriate and competitive financial rewards to Company executives.

Respectfully submitted,

The Compensation Committee
Gregor S. Bailar
Patrick J. Healy
Arthur Kern

Summary Compensation

The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer, the two other most highly compensated executive officers and one former executive officer, each of whom earned in excess of $100,000 in salary and bonus during fiscal year 2002 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
David W. Kenny	2002	500,000	353,000(1)	—	—	— (3)	—	8,240(7)
Chairman and Chief	2001	466,667	-0-	—	—	265,183	—	8,200(8)
Executive Officer	2000	500,000	343,750	—	—	-0-	—	5,500(9)
Jeffrey J. Cote	2002	300,000	137,860	—	—	275,475(4)	—	7,104(10)
Chief Financial Officer and	2001	289,375	57,578	—	—	277,844	—	5,678(11)
Chief Operating Officer	2000	158,192	63,001	—	—	50,000	—	6,297(12)
Thomas Lemberg	2002	300,000	98,500	—	—	— (5)	—	6,548(13)
Executive Vice President: General Counsel and Strategic Relationships	2001	143,269	135,962	—	—	172,500	—	2,470(14)
Michael D. Ward	2002	400,000	1,160,000(2)	—	—	— (6)	—	8,240(15)
Former President and	2001	373,333	-0-	—	—	383,896	—	10,200(16)
Chief Operating Officer	2000	400,000	275,000	—	—	-0-	—	9,800(17)

(1) Aggregate amount consists of one bonus in the amount of $125,000 paid in July 2002 and a second bonus in the amount of $228,000 to be paid in April 2003.

(2) Aggregate amount consists of one bonus in the amount of $100,000 paid in July 2002 and a second bonus in the amount of $1,060,000 paid in January 2003.

(3) Options to be granted with respect to Mr. Kenny's 2002 performance pursuant to the Company's Executive Compensation Program have not been determined as of the date of this proxy statement. On April 30, 2003 options to purchase Common Stock will be granted to Mr. Kenny equal in value to $72,000 using a Black-Scholes option pricing model calculation.

(4) Options to be granted with respect to Mr. Cote's 2002 performance pursuant to the Company's Executive Compensation Program have not been determined as of the date of this proxy statement. On April 30, 2003 options to purchase Common Stock will be granted to Mr. Cote equal in value to $43,540 using a Black-Scholes option pricing model calculation.

(5) Options to be granted with respect to Mr. Lemberg's 2002 performance pursuant to the Company's Executive Compensation Program have not been determined as of the date of this proxy statement. On April 30, 2003 options to purchase Common Stock will be granted to Mr. Lemberg equal in value to $31,100 using a Black-Scholes option pricing model calculation.

(6) Options to be granted with respect to Mr. Ward's 2002 performance pursuant to the Company's Executive Compensation Program have not been determined as of the date of this proxy statement. On April 30, 2003 options to purchase Common Stock will be granted to Mr. Ward equal in value to $120,000 using a Black-Scholes option pricing model calculation.

(7) Includes (1) parking expense in the amount of $5,400, (2) insurance premiums in the amount of $840 with respect to a term life insurance policy and (3) matching contributions in the amount of $2,000 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Kenny.

(8) Includes (1) parking expenses in the amount of $4,800, (2) insurance premiums in the amount of $900 with respect to a term life insurance policy and (3) matching contributions in the amount of $2,500 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Kenny.

(9) Includes (1) parking expenses in the amount of $2,100, (2) insurance premiums in the amount of $900 with respect to a term life insurance policy and (3) matching contributions in the amount of $2,500 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Kenny.

(10 Includes (1) parking expense in the amount of $5,500, (2) insurance premiums in the amount of $604 with respect to a term life insurance policy and (3) matching contributions in the amount of $2,000 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Cote.

(11) Includes (1) parking expenses in the amount of $1,940, (2) insurance premiums in the amount of $630 with respect to a term life insurance policy and (3) matching contributions in the amount of $3,108 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Cote.

(12) Includes (1) insurance premiums in the amount of $297 with respect to a term life insurance policy and (2) matching contributions in the amount of $6,000 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Cote.

(13) Includes (1) parking expense in the amount of $3,900, (2) insurance premiums in the amount of $648 with respect to a term life insurance policy and (3) matching contributions in the amount of $2,000 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Lemberg.

(14) Includes (1) parking expenses in the amount of $2,200 and (2) insurance premiums in the amount of $270 with respect to a term life insurance policy paid by the Company on behalf of Mr. Lemberg.

(15) Includes (1) parking expense in the amount of $5,400, (2) insurance premiums in the amount of $840 with respect to a term life insurance policy, and (3) matching contributions in the amount of $2,000 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Ward.

(16) Includes (1) parking expenses in the amount of $4,800, (2) insurance premiums in the amount of $900 with respect to a term life insurance policy and (3) matching contributions in the amount of $4,500 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Ward.

(17) Includes (1) parking expenses in the amount of $2,100, (2) insurance premiums in the amount of $900 with respect to a term life insurance policy and (3) matching contributions in the amount of $6,800 under the Company's 401(k) Plan paid by the Company on behalf of Mr. Ward.

Option Grants

The following tables set forth certain information concerning the individual grant of options to purchase Common Stock of the Company to the Named Executive Officers of the Company during 2002.

Options Granted in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms(1)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Per share Exercise Price ($)	Expiration Date	5% ($)	10% ($)
Jeffrey J. Cote	25,475	1.04%	5.52	3/5/12	88,436	224,115
	250,000	10.25%	3.46	12/31/12	543,994	1,378,587

(1) Potential realizable values are based on assumed compound annual appreciation rates specified by the Securities and Exchange Commission. These increases in value are based on speculative assumptions and are not intended to forecast possible future appreciation, if any, of the Company's stock price. The options will have value only if they are exercised, and that value will depend on the share price on the exercise date.

Option Exercise and Option Values

The following table sets forth certain information concerning option exercises by the Named Executive Officers of the Company during the year ended December 31, 2002 and the number and value of unvested options to purchase Common Stock of the Company held by the Named Executive Officers who held such options at December 31, 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002($)(1)	
Name	Number of Shares Acquired on Exercise	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
David W. Kenny	0	0	7,221,433	1,893,750	15,025,333	1,725,750
Michael D. Ward (2)	0	0	1,067,046	641,500	1,259,199	425,815
Jeffrey J. Cote	0	0	164,569	438,750	19,053	40,950
Thomas M. Lemberg	0	0	58,125	114,375	4,050	4,050

(1) The value of unexercised in-the-money options held at December 31, 2002 represents the total gain which the option holder would realize if he exercised all of the in-the-money options held on December 31, 2002, and is determined by multiplying the number of shares of Common Stock underlying the options by the difference between $3.46, which is the closing price per share of our Common Stock on the Nasdaq National Market on December 31, 2002, the last trading day of 2002, and the applicable per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

(2) Mr. Ward resigned from his position as President and Chief Operating Officer effective January 10, 2003.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Bailar, Healy and Kern. None of these individuals was at any time during the year, or at any other time, an officer or employee of the Company. Mr. Healy serves as a Managing Director of Hellman & Friedman LLC, an affiliate of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. which beneficially owned, in the aggregate, approximately 58.9% of the Company's outstanding Common Stock, as of December 31, 2002. No executive officer of the Company served as a member of the board of directors or compensation committee of any entity that has or had any executive officer serving as a member of the Company's Board of Directors or Compensation Committee.

Employment Agreements with Executive Officers

The Company has entered into employment agreements with each of Messrs. Kenny, Cote, Lemberg and Ward. Under the agreements, which are subject to annual review, these executives are entitled to annual base salaries in the following amounts: Mr. Kenny, $562,500; Mr. Cote, $412,500, Mr. Lemberg, $300,000, and Mr. Ward, $400,000. In addition, under each employment agreement the executive is eligible to receive an annual bonus based upon his individual performance and that of the Company.

Each employment agreement has a two-year term which automatically extends for additional one-year terms unless the Company, or the executive, elects not to renew the agreement. Each employment agreement can be terminated during its term by the Company or by the executive. Under Mr. Kenny's employment agreement he is eligible to receive two years of salary, bonus and group health benefits if the Company terminates his employment without "cause" (as defined in the agreement) or if he terminates his employment because the

Company breached his employment agreement. Under the employment agreements with Messrs. Cote, Lemberg and Ward, each is eligible to receive one year of salary, bonus and group health benefits if the Company terminates his employment without "cause" or if the executive terminates because the Company breached his employment agreement. If, however, the employment agreement is terminated because of the executive's death, he receives only his base salary for 90 days. If the employment agreement is terminated by the Company for cause, or by the executive without "good reason" (as defined in the agreement), the executive receives only his base salary through the date of termination. In all other cases, the executive receives any unpaid annual bonus for a fiscal year that has already ended, benefits under any long-term disability insurance coverage if termination is due to disability, and vested benefits, if any.

The employment agreements of Messrs. Kenny, Cote, Lemberg and Ward provide additional benefits if, within two years following a corporate change of control (as defined in the agreement), the executive's employment is terminated, either by the Company without cause or by the executive, due to a material adverse change in his title, duties, status, reporting relationship, authority, responsibilities, or compensation, or if his principal place of employment immediately prior to the change in control is relocated more than 50 miles from such place of employment. Under such circumstances, all unvested stock options held by the executive will become immediately vested. In addition to the vesting of unvested stock options under such circumstances, Messrs. Cote, Lemberg and Ward will receive an additional one year of base salary, bonus and group health benefits.

Mr. Ward's employment agreement terminated with his resignation on January 10, 2003. Mr. Ward's employment agreement was amended to provide for payment of a special bonus of $500,000 for his continued employment through December 31, 2002. This special bonus was paid in January, 2003. In the amended employment agreement, Mr. Ward agreed to enter into a consulting agreement with the Company that will pay him $1,000 a month in exchange for his continued availability to the Company through January, 2005, subject to limitations.

Comparison of Stockholder Return

The following performance graph compares the Company's cumulative total return on its Common Stock since its initial public offering on March 14, 2000 with the total return of the Nasdaq Market Index and a peer group selected by the Company. The following companies selected by the Company comprise a peer group in the Company's industry: Accenture Ltd., Braun Consulting Inc., DiamondCluster International, Inc., Interpublic Group of Companies Inc., Modem Media, Inc., Omnicom Group Inc., Sapient Corporation, and WPP Group PLC. The comparison assumes the investment of $100 on March 14, 2000 in the Company's Common Stock and in each of the indices and, in each case, assumes reinvestment of all dividends.


Comparison of Cumulative Total Return
Digitas Inc., Peer Group and Nasdaq Market Index


DOLLARS
125
100
75
50
25
0
3/14/00
3/31/00
6/30/00
9/30/00
12/31/00
3/31/01
6/30/01
9/30/01
12/31/01
3/31/02
6/30/02
9/30/02
12/31/02
DIGITAS INC.
PEER GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON MARCH 14, 2000
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DEC. 31, 2002

	3/14/00	3/31/00	6/30/00	9/30/00	12/31/00	3/31/01	6/30/01	9/30/01	12/31/01	3/31/02	6/30/02	9/30/02	12/31/02
DIGITAS INC.	100.00	102.08	67.97	73.96	21.10	19.53	18.33	9.59	16.75	22.83	18.95	9.17	14.42
PEER GROUP INDEX	100.00	103.60	97.58	78.51	78.96	69.34	67.55	48.94	74.85	78.94	50.37	43.38	48.76
NASDAQ MARKET INDEX	100.00	98.83	85.01	78.44	52.71	39.74	46.58	32.35	42.16	39.96	32.05	25.71	29.36

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding shares of Common Stock (collectively, "Section 16 Persons"), to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC") and The Nasdaq Stock Market, Inc. Section 16 Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms received by the Company, or written representations from certain Section 16 persons that no Section 16(a) reports were required for such persons, the Company believes that during 2002, the Section 16 Persons complied with all Section 16(a) filing requirements applicable to them.

OTHER MATTERS

Market Value

On December 31, 2002, the closing price of a share of the Company's Common Stock on the Nasdaq National Market was $3.46.

Expenses of Solicitation

Cost of Soliciting Proxies

The Company has retained InvestorCom, Inc. to aid in the solicitation of proxies, at an estimated cost of $10,000 plus reimbursement for reasonable out-of-pocket expenses. The Company will also bear the cost of making solicitations from its stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail or in person by directors, officers, or employees of the Company and its subsidiaries.

The Company will pay the entire expense of soliciting proxies for the Annual Meeting. In addition to solicitations by mail, certain directors, officers and regular employees of the Company (who will receive no compensation for their services other than their regular compensation) may solicit proxies by telephone, telegram or personal interview. Banks, brokerage houses, custodians, nominees and other fiduciaries have been requested to forward proxy materials to the beneficial owners of shares held of record by them and such custodians will be reimbursed for their expenses.

Auditor

On March 27, 2002, the Audit Committee of the Board of Directors of Digitas informed Arthur Andersen LLP ("Arthur Andersen"), the Company's independent public accountants for the fiscal year ended December 31, 2001, of its decision to no longer engage Arthur Andersen as the Company's independent public accountants. On April 1, 2002, the Company engaged Ernst & Young LLP to serve as the Company's independent public accountants for the full year ending December 31, 2002. On April 3, 2002, Digitas filed a Form 8-K announcing this change in independent public accountants.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2001, 2000 and 1999 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2001 and 2000, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Arthur Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16.1 to the Company's Annual Report on Form 10K for the year ended December 31, 2002 is a copy of Arthur Andersen's letter, dated March 28, 2002, stating its agreement with such statements.

During the fiscal years ended December 31, 2001 and 2000 and through March 27, 2002, the Company did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The Board of Directors selected the firm of Ernst & Young LLP, independent auditor for the Company for the fiscal year 2002, to serve as the Company's independent auditor for the fiscal year ending December 31, 2003. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Copies of Annual Report on Form 10-K

Upon request, Digitas will provide a free copy of its 2002 Annual Report on Form 10-K for the fiscal year ended December 31, 2002 to any stockholder of record. If you would like a copy, please call (617) 867-1988 or write to Investor Relations, Digitas Inc., 800 Boylston Street, Boston, Massachusetts 02199. Copies of exhibits to the Annual Report on Form 10-K will be available at a price of $.10 per page.

Submission of Stockholder Proposals for 2004 Annual Meeting

Stockholder proposals intended to be presented at the Company's 2004 annual meeting of stockholders must be received by the Company on or before December 6, 2003 in order to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. These proposals must also comply with the rules of the Securities and Exchange Commission governing the form and content of proposals in order to be included in the Company's proxy statement and form of proxy and should be mailed to: Secretary/General Counsel, Digitas Inc., 800 Boylston Street, Boston, Massachusetts 02199.

The Company's Bylaws provide that any stockholder of record wishing to have a stockholder proposal that is not included in the Company's proxy statement considered at an annual meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the Bylaws, to the Company's Secretary at its principal executive office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. In the event, however, that the annual meeting is scheduled for a date that is more than 30 days before or more than 60 days after such anniversary date, the stockholder must provide written notice not earlier than the close of business on the 120th day prior to the scheduled date of the annual meeting and not later than the later of (i) the 90th day prior to the scheduled date of the annual meeting or (ii) the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Company. Proxies solicited by the Board of Directors will confer discretionary voting authority on the proxy holders with respect to these proposals, subject to rules of the Securities and Exchange Commission governing the exercise of this authority.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE YOUR PROXY IN ONE OF THE FOLLOWING WAYS: (1) USE THE TOLL-FREE TELEPHONE NUMBER SHOWN ON THE ENCLOSED PROXY CARD; (2) GO TO THE WEBSITE ADDRESS SHOWN ON THE PROXY CARD AND VOTE OVER THE INTERNET; OR (3) MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. VOTES SUBMITTED VIA THE INTERNET OR BY TELEPHONE MUST BE RECEIVED BY 12:00 MIDNIGHT BOSTON TIME ON MAY 14, 2003. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY COMPLETED YOUR PROXY.

EXHIBIT A

DIGITAS INC.
Charter for the Audit Committee of the Board of Directors
March 2002

Purpose:

- The primary responsibility of the Audit Committee of the Board of Directors of Digitas Inc. is to assist the Board in fulfilling its responsibilities relating to the Company's reporting processes by monitoring:
  1. the integrity of the financial statements of the Company;
  2. the internal control environment of the Company;
  3. the compliance by the Company with legal and regulatory requirements; and
  4. the independence and performance of the Company's independent auditor ("Auditor").

Membership / Resources:

- The Committee shall include at least three directors elected by the Board, comprised solely of independent directors, each of whom is able to read and understand fundamental financial statements, and at least one of whom has past employment experience in finance or accounting or any other comparable experience or background which results in the individual's financial sophistication.
- The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee.

Committee Duties and Operating Policies:

The Committee shall:

- Evaluate together with the Board the performance of the Auditor and recommend for Board ratification engagement and discharge of the Auditor, which firm is ultimately accountable to the Audit Committee and the Board.
- Ensure that the Auditor submits an annual, formal, written report regarding the Auditor's independence consistent with Independence Standards Board—Standard 1; discuss such report with the Auditor and recommend that the Board take appropriate action to oversee the independence of the Auditor.
- Consider the appropriateness of an internal audit function, and review and approve the appointment of senior internal audit executives. If the Company has an internal audit function, review any significant reports to management prepared by the internal auditors and also review the response of management.
- Consider, in consultation with the Auditor and management, the audit scope and work plan of the Auditor, and the internal auditor if applicable. Approve the terms of engagement and compensation to be paid to the Auditor. Approve the retention of the Auditor for any non-audit service and the fee for such service.
- Review, at least quarterly, in executive session with the Auditor, any problems or difficulties the Auditor may have encountered in the course of its work, any restrictions on the scope of activities or access to required information, any disagreements with management and any management letter provided by the Auditor and the Company's response to that letter.
- Review, at least quarterly, in executive session with the chief financial officer (and also with the senior internal auditing officer, if the Company has such) any problems or difficulties he may have encountered in carrying out his duties.

- Consider and review with the Auditor and management:
    1. The annual financial statements, including significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
    2. The adequacy of the Company's internal controls and suggested changes and improvements to the Company's accounting practices or internal control environment, and management's responses thereto;
    3. The Company's major risk exposures to financial statement integrity and internal controls, and the steps taken to monitor and mitigate such exposures;
    4. Major issues regarding and changes to the Company's auditing and accounting principles and practices, as raised by the Auditor, management or internal auditors;
    5. The effect of any off-balance sheet structures and of proposed regulatory and accounting changes on the Company's financial statements;
    6. The Company's quarterly financial statements prior to the announcement of quarterly financial results and the filing of the Company's Form 10-Q, including the results of the Auditor's reviews of the quarterly financial statements; and
    7. Any correspondence with regulators and government agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.
- Obtain from management and the Auditor assurance that the Company is in conformity with applicable legal requirements and the Company's Code of Conduct including, in particular, disclosures of any insider and affiliated party transactions.
- Obtain from the Auditor assurance that Section 10A of the Securities Exchange Act of 1934 has not been implicated.
- Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.
- Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.
- Report to the Board, at least annually, concerning the activities of the Committee.
- Advise the Board, at least annually, with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct.
- Review and reassess the adequacy of this Charter annually and submit it to the Board for approval.

In fulfilling its responsibilities, the Committee shall meet, at least annually, with the chief financial officer, any senior internal auditing executive and the Auditor in separate executive sessions.

While the Committee has the responsibilities and power set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such activities are the responsibility of management and the Auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the Auditor or to assure compliance with laws and regulations and the Company's Code of Conduct.

David W. Kenny
Chairman of the Board

Philip U. Hammarskjold
Chairman of the Audit Committee



DIGITAS Inc. | 800 Boylston Street, Boston, MA 02199

For Informational Purposes Only

ANNUAL MEETING OF STOCKHOLDERS OF

DIGITAS INC.

May 15, 2003

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach and mail in the envelope provided.

20300000000000000000 5 051503

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

1. ELECTION OF DIRECTORS

[ ] **FOR ALL NOMINEES**

[ ] **WITHHOLD AUTHORITY FOR ALL NOMINEES**

[ ] **FOR ALL EXCEPT** (See instructions below)

NOMINEES
- O Gregor S. Bailar
- O Michael E. Bronner
- O Philip U. Hammarskjold

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof as to which discretionary authority may be granted.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR Proposal 1. This proxy also confers discretionary authority with respect to any business as may properly come before the meeting or any adjournment or postponement thereof as to which discretionary authority may be granted.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature of Stockholder ______________ Date: ________ Signature of Stockholder ______________ Date: ________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

8888

DIGITAS INC.

800 Boylston Street
Boston, Massachusetts 02199

Proxy for the 2003 Annual Meeting of Stockholders
May 15, 2003

This Proxy is Solicited on Behalf of the Board of Directors of Digitas Inc.

The undersigned acknowledge(s) receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement, each dated April 4, 2003, and hereby constitutes and appoints Jeffrey J. Cote and Thomas M. Lemberg (the "Proxies") and each of them as Proxies of the undersigned, each with the power to appoint his substitute and to act alone, and authorizes each of them acting singly, to represent and to vote, as designated on the reverse side of this proxy card, all shares of Common Stock of Digitas Inc. (the "Company") held of record by the undersigned on March 20, 2003, at the 2003 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, May 15, 2003 at 9:00 a.m., local time, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s). If no directions are indicated, this proxy will be voted "FOR" the election of the nominees set forth in Proposal 1. A stockholder wishing to vote in accordance with the Board of Directors' recommendations may vote this proxy in one of the following ways: (1) call the toll-free telephone number 1-800-PROXIES and follow the instructions; (2) go to the website address www.voteproxy.com and follow the on-screen instructions to vote over the Internet; or (3) mark, sign, date and promptly return this proxy in the postage-paid envelope provided.

The Board of Directors Recommends a Vote FOR Proposal 1
Appearing on the Reverse Side hereof.

14475